UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                        .

SEC 1815 (05-06)	Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Kabel Deutschland GmbH

Unterföhring

Interim Consolidated Financial Statements and
Management Discussion and Analysis for the Quarter
and the Six Months Ended September 30, 2007

Kabel Deutschland GmbH
Table of Contents

Consolidated Balance Sheet as of September 30, 2007

Consolidated Income Statement for the Period from July 1 to September 30, 2007

Consolidated Income Statement for the Period from April 1 to September 30, 2007

Consolidated Statement of Cash Flows for the Period from April 1 to September 30, 2007

Changes in Consolidated Equity for the Period from April 1 to September 30, 2007

Changes in Consolidated Equity for the Period from April 1 to September 30, 2006

Selected Explanatory Notes to the Interim Consolidated Financial Statements as of September 30, 2007

Management Discussion and Analysis for the Period from July 1 to September 30, 2007 and from April 1 to September 30, 2007

Kabel Deutschland GmbH, Unterföhring

Consolidated Balance Sheet as of September 30, 2007

	Note	September 30, 2007	March 31, 2007
		€	€
		unaudited	audited
Assets
Current Assets
Cash and Cash Equivalents		15,338,345.44	54,107,869.36
Current investments		37,276,570.37	0.00
Trade Receivables	4.1	122,736,113.85	101,369,909.73
Receivables from Affiliates	4.1	12,642,639.32	1,018,608.98
Receivables from Associates	4.1	15,840.19	107,694.26
Inventories	4.2	18,388,884.87	24,265,158.70
Receivables from Tax Authorities		4,298,719.09	6,266,499.44
Other Current Assets		5,326,906.38	8,771,370.20
Prepaid Expenses		19,924,118.95	20,698,155.45
Total current Assets		235,948,138.46	216,605,266.12

Non-current Assets
Intangible Assets	4.3	438,738,577.88	477,343,115.22
Property and Equipment	4.3	993,301,254.03	986,607,550.43
Equity Investments in Associates		6,089,722.60	5,681,497.19
Other Financial Assets		25,000.51	7,509,863.31
Deferred Tax Assets		351,026.71	365,873.00
Other Non-current Assets		7,613,330.00	5,414,108.00
Prepaid Expenses		8,067,859.35	5,959,250.34
Total non-current Assets		1,454,186,771.08	1,488,881,257.49

Total Assets		1,690,134,909.54	1,705,486,523.61

	Note	September 30, 2007	March 31, 2007
		€	€
		unaudited	audited
Equity and Liabilities
Current Liabilities
Current Financial Liabilities	4.4	25,469,646.82	36,997,394.06
Trade Payables		166,080,666.26	175,518,013.66
Liabilities to Associates		336,750.93	324,079.36
Other current Provisions	4.6	13,896,879.98	18,106,930.64
Liabilities due to Income Taxes		13,447,712.96	14,156,619.14
Deferred Income		141,424,615.11	216,818,473.48
Other current Liabilities		49,551,739.17	60,398,797.69
Total current Liabilities		410,208,011.23	522,320,308.03

Non-current Liabilities
Senior Notes	4.4	646,572,610.81	672,782,454.94
Non-current Financial Liabilities	4.4	1,313,397,483.63	1,186,042,147.47
Deferred Tax Liabilities		78,418,870.52	82,659,838.00
Provisions for Pension	4.5	26,759,354.75	24,171,192.00
Other non-current Provisions	4.6	21,967,486.51	21,246,409.11
Other non-current Liabilities		83,303,911.43	92,352,054.94
Deferred Income		0.00	269,656.00
Total non-current Liabilities		2,170,419,717.65	2,079,523,752.46

Equity
Subscribed Capital		1,025,000.00	1,025,000.00
Capital Reserve		53,870,450.54	45,414,753.54
Cash Flow Hedge Reserve		-5,001,997.19	-6,293,092.68
Available-for-sale reserve		-2,142,379.00	624,573.00
Accumulated Deficit		-938,243,893.69	-937,128,770.74
Total Equity (Deficit)		-890,492,819.34	-896,357,536.88

Total Equity and Liabilities		1,690,134,909.54	1,705,486,523.61

The accompanying notes to this balance sheet form an integral part to these interim consolidated financial statements.

Kabel Deutschland GmbH, Unterföhring

Consolidated Income Statement

for the Period from July 1, 2007 to September 30, 2007

			as adjusted
	Note	July 1, 2007 - Sep. 30, 2007	July 1, 2006 - Sep. 30, 2006
		€	T€
		unaudited	unaudited

Revenues	3.1	294,095,548.78	274,212

Cost of Services Rendered thereof depreciation/amortization T€ 36,913 (prior year T€ 32,200)		-148,385,839.89	-145,583

Other Operating Income		2,544,366.21	2,565

Selling Expenses thereof depreciation/amortization T€ 27,680 (prior period T€ 24,505)		-79,460,270.19	-72,250

General and Administrative Expenses thereof depreciation/amortization T€ 5,818 (prior period T€ 4,116)		-30,991,152.15	-27,701

Profit from Ordinary Activities		37,802,652.76	31,243

Interest Income		1,301,980.13	408

Interest Expense		-46,242,471.90	-41,294

Accretion/Depreciation on Investments and other Securities		0.00	0

Income from Associates		350,580.03	194

Loss before Taxes		-6,787,258.98	-9,449

Taxes on Income		9,934,594.03	-380

Net income (loss) for the period		3,147,335.05	-9,829

The accompanying notes to this income statement form an integral part to these interim consolidated financial statements.

Kabel Deutschland GmbH, Unterföhring

Consolidated Income Statement

for the Period from April 1, 2007 to September 30, 2007

			as adjusted
	Note	Apr. 1, 2007 - Sep. 30, 2007	Apr. 1, 2006 - Sep. 30, 2006
		€	T€
		unaudited	unaudited

Revenues	3.1	583,783,781.86	539,881

Cost of Services Rendered thereof depreciation/amortization T€ 72,772 (prior year T€ 63,208)		-294,047,137.09	-280,230

Other Operating Income		5,511,790.10	4,737

Selling Expenses thereof depreciation/amortization T€ 53,753 (prior period T€ 46,924)		-159,643,692.49	-144,422

General and Administrative Expenses thereof depreciation/amortization T€ 11,380 (prior period T€ 8,050)		-59,340,695.04	-54,169

Profit from Ordinary Activities		76,264,047.34	65,797

Interest Income		2,003,517.05	1,295

Interest Expense		-81,474,689.80	-79,734

Accretion/Depreciation on Investments and other Securities		-2,337,294.00	265

Income from Associates		564,565.96	716

Loss before Taxes		-4,979,853.45	-11,661

Taxes on Income	3.2	3,864,730.50	-11,261

Net loss for the period		-1,115,122.95	-22,922

The accompanying notes to this income statement form an integral part to these interim consolidated financial statements.

Kabel Deutschland GmbH, Unterföhring

Consolidated Statement of Cash Flows

for the period from April 1, 2007 to September 30, 2007

			as adjusted
		April 1, 2007 -	April 1, 2006 -
	Note	September 30, 2007	September 30, 2006
		T€	T€
		unaudited	unaudited
1. Cash flows from operating activities
Net loss		-1,115	-22,922
Adjustments to reconcile net loss to cash provided by operations:
Taxes on income		-3,865	11,262
Interest expense		81,475	79,734
Interest income		-2,004	-1,295
Depreciation and amortization on fixed assets		137,905	118,182
Accretion / Depreciation on investments and other securities		2,337	-265
Gain / Loss on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		214	242
Income from associates		-564	-716
Compensation expense relating to share-based payments		3,178	-1,507
		217,561	182,715
Changes in assets and liabilities:
Increase (-) / decrease (+) of inventories		5,876	-4,292
Increase (-) / decrease (+) of trade receivables		-21,366	13,719
Increase (-) / decrease (+) of other assets		-8,125	-1,821
Increase (+) / decrease (-) of trade payables		-9,582	989
Increase (+) / decrease (-) of other provisions		-3,999	4,959
Increase (+) / decrease (-) of deferred income		-75,663	-102,655
Increase (+) / decrease (-) of provisions for pensions		1,890	1,787
Increase (+) / decrease (-) of other liabilities		-11,832	-26,986

Cash provided by operations		94,760	68,415

Income taxes paid (-) / received (+)		-120	-7,245
Net cash from operating activities		94,640	61,170

2. Cash flows from investing activities
Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		239	71
Cash paid for investments in intangible assets		-23,166	-28,884
Cash paid for investments in property and equipment		-83,150	-75,102
Cash paid for acquisitions		0	-1,964
Cash paid for investments		-35,059	0
Interest received		1,750	1,163
Dividends received from associates		156	188
Net cash used in investing activities		-139,230	-104,528

3. Cash flows from financing activities
Cash received non-current financial liabilities		251,000	1,190,000
Cash repayments of non-current financial liabilities		-151,000	-1,150,000
Cash repayments of current financial liabilities		0	-75,848
Cash payments for reduction of finance lease liabilities		-3,537	-2,784
Interest and transaction costs paid		-90,642	-105,284
Net cash from/used in financing activities		5,821	-143,916

4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)		-38,769	-187,274
Accretion / Depreciation on investments and other securities		0	265
Cash and cash equivalents at the beginning of the period		54,108	225,092
Cash and cash equivalents at the end of the period		15,339	38,083

The accompanying notes to this cash flow statement form an integral part to these interim consolidated financial statements.

Kabel Deutschland GmbH, Unterföhring

Statement of Changes in Consolidated Equity

for the period from April 1, 2007 to September 30, 2007

	Subscribed capital	Capital reserve	Cash flow hedge reserve	Available-for-sale reserve	Accumulated deficit	Total Equity (Deficit)
	T€	T€	T€	T€	T€	T€

Balance as of April 01, 2007	1,025	45,415	-6,293	624	-937,129	-896,358
Additions relating to share-based payment	0	8,455	0	0	0	8,455
Changes in fair value of hedging instruments (net of tax)	0	0	1,291	0	0	1,291
Changes in fair value of financial assets classified as available-for-sale	0	0	0	-2,766	0	-2,766
Net loss of the period	0	0	0	0	-1,115	-1,115
Balance as of September 30, 2007 (unaudited)	1,025	53,870	-5,002	-2,142	-938,244	-890,493

The accompanying notes to this statement of changes in consolidated equity form an integral part to these interim consolidated financial statements.

Kabel Deutschland GmbH, Unterföhring

Statement of Changes in Consolidated Equity

for the period from April 1, 2006 to September 30, 2006

						Total
	Subscribed	Capital	Cash flow	Available-for-sale	Accumulated	Equity
	capital	reserve	hedge reserve	reserve	deficit	(Deficit)
	T€	T€	T€	T€	T€	T€

Balance as of April 01, 2006	1,025	40,840	-13,403	0	-837,860	-809,398
Additions relating to share-based payment	0	0	0	0	0	0
Changes in fair value of hedging instruments (net of tax)	0	0	4,967	0	0	4,967
Retrospective effect of applying IAS 8 to interest swap accounting	0	0	-2,090	0	0	-2,090
Net loss of the period	0	0	0	0	-22,922	-22,922
Balance as of September 30, 2006 (unaudited)	1,025	40,840	-10,526	0	-860,782	-829,443

The accompanying notes to this statement of changes in consolidated equity form an integral part to these interim consolidated financial statements.

Selected Explanatory

Notes to the Interim Condensed Consolidated
Financial Statements for

Kabel Deutschland GmbH
as of September 30, 2007

1. Corporate Information

The interim condensed consolidated financial statements of the Company for the quarter and the six months ended September 30, 2007 were authorized for issue in accordance with a resolution of the directors on November 29, 2007.

Kabel Deutschland GmbH (“KDG GmbH)” is registered in Unterföhring, Betastraße 6-8 (commercial register of Munich HRB 145837).

2. Basis of preparation and accounting policies

Basis of preparation

The interim condensed consolidated financial statements for the quarter and the six months ended September 30, 2007 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as of March 31, 2007 which can be found on our website (www.kabeldeutschland.com).

The amounts in the interim  condensed consolidated financial statements are presented in Euros and all values are rounded to the nearest thousand (T€) except when otherwise indicated.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended March 31, 2007, except for the adoption of new Standards and Interpretations noted below. Adoption of these standards and Interpretations did not have any effect on the financial position or performance of the Company.

IFRIC 9 Reassessment of Embedded Derivatives

As of April 1, 2007, the Company adopted IFRIC Interpretation 9 which states that the date to assess the existence of an embedded derivative is the date that an entity first becomes party to the contract. Any reassessment of the derivative would only occur if there is a change to the contract that significantly modifies the cash flows.

IFRIC 10 Interim Financial Reporting Impairment

As of April 1, 2007, the Company adopted IFRIC Interpretation 10 which states that an entity must not reverse an impairment loss recognized in a previous interim period related to goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The Company previously assessed hedge effectiveness of an interest rate swap in a cash flow hedge by applying the “change in variable cash flow method”. Following the publication in the March 2007 IFRIC update of the IFRIC Agenda decision on “IAS 39 Financial Instruments: Recognition and Measurement – Assessing hedge effectiveness of an interest rate swap in a cash flow hedge”, the Company has reconsidered its accounting treatment applied to those transactions as of March 31, 2007 and decided to adopt the treatment set out in the IFRIC agenda decision. Accordingly, the Company has adjusted its historical annual financial statements to reflect the fact that hedge accounting has no longer been applied and has recorded all changes in fair value of the interest rate swap through the profit and loss statement. This change in accounting treatment has been accounted for retroactively.

At each balance sheet date through March 31, 2006, the carrying value of the repurchase obligation related to vested MEP I interests has been based on a formula defined in the partnership agreement which had been negotiated between the partners and are documented in the partnership agreement (third amendment) and a letter of grant (for certain of the interests granted in February 2006). Due to the fact that the fair price formula no longer approximated the fair value of the interests issued under MEP I adequately, the Partners of Cayman Cable Holding L.P. agreed to change the definition of the fair price in the fifth amendment to the Partnership agreement dated April 19, 2007. The fair price since then has been based on market conditions for the respective interests and the carrying amount of the liability for the repurchase of vested interests is calculated on that basis. The difference between the fair value as computed at each reporting date and the consideration for the interests is accounted for as personnel expense.

3. Notes to the Income Statement

3.1 Revenues

Revenues were generated in Germany as follows:

	July 1, 2007 - Sept. 30, 2007	July 1, 2006 - Sept. 30, 2006
	T€	T€

Cable access revenues	217,196	213,479
TV/Radio revenues	44,482	40,982
Internet revenues	10,558	5,584
Phone revenues	15,287	7,063
TKS revenues	6,573	7,104
	294,096	274,212

	Apr. 1, 2007 - Sept. 30, 2007	Apr. 1, 2006 - Sept. 30, 2006
	T€	T€

Cable access revenues	433,929	424,200
TV/Radio revenues	87,430	80,900
Internet revenues	19,552	9,819
Phone revenues	28,776	11,873
TKS revenues	14,097	13,089
	583,784	539,881

3.2 Taxes on Income

The major components of income tax expense in the interim consolidated income statement are:

	July 1, 2007 - Sept. 30, 2007	July 1, 2006 - Sept. 30, 2006
	T€	T€
Current income tax
Current income tax charge	-930	-381
Deferred income tax
Relating to origination and reversal of temporary differences	10,865	1
Income tax expense (-) / income (+)	9,935	-380

	Apr. 1, 2007 - Sept. 30, 2007	Apr. 1, 2006 - Sept. 30, 2006
	T€	T€
Current income tax
Current income tax charge	-2,197	-712
Deferred income tax
Relating to origination and reversal of temporary differences	6,062	-10,549
Income tax expense (-) / income (+)	3,865	-11,261

4. Notes to the Balance Sheet

4.1 Receivables

	Sept. 30, 2007	Mar. 31, 2007
	T€	T€

Gross Trade Receivables	183,008	160,683
Bad debt allowance	-60,272	-59,313
Trade Receivables	122,736	101,370

Receivables from Affiliates	12,643	1,019
Receivables from Associates	16	108
	12,659	1,127

As of September 30 and March 31, 2007, certain receivables were pledged in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities).

The company acquired PrimaCom Shares in March 2007 (886.000 shares at 7.60 EUR) and May 2007 (2.921.617 shares at 12 EUR) which are held available-for-sale as the shares will be tendered into the Orion offer (see section 5.4 Events after the Balance Sheet date). A day one loss was recorded in May 2007. At quarter end the shares are valued at the trade stock price of September 30, 2007 of 9.79 EUR, adjustments were consolidated into the available-for-sale reserve.

4.2 Inventories

	Sept. 30, 2007	Mar. 31, 2007
	T€	T€

Raw materials, consumables and supplies	4,507	2,949
Work in process	772	0
Finished goods and merchandise	13,110	21,316
thereof carried at net realizable value	1,404	1,723
	18,389	24,265

The decrease in finished goods and merchandise is attributable to the Company’s effort to reduce CPE (“customer premise equipment”) inventories. For the quarter ended September 30, 2007 the total amount of inventories recognized as an expense amounts to T€ 5,520 compared to T€ 6,009 in the quarter ended September 30, 2006. The total amount of inventories recognized as an expense in the six months ended September 30, 2007 amounts to approximately T€ 11,132 compared to T€ 9,412 for six months ended September 30, 2006. As of September 30 and March 31, 2007, inventories were pledged in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities) in an amount of T€ 1,841 and T€ 6,373, respectively.

4.3 Intangible Assets/Property and Equipment

With respect to additions and disposals of intangible assets and property and equipment see the schedule of fixed assets in Appendixes 1 and 2 to these notes.

4.4 Financial Liabilities (current and non-current) and 2014 Senior Notes

Senior Credit Facility

On May 12, 2006, KDVS entered into a new senior credit facility agreement. This agreement is comprised of two facilities, a T€ 1,150,000 term loan facility (Facility A) and a T€ 200,000 revolving credit facility (Facility B). Facility A and Facility B mature on March 31, 2012 (together the “Senior Credit Facility”). On July 19, 2007 the Company amended its Senior Credit Facility an increased Facility B to T€ 325,000 under the same terms and conditions as the original Facility B. The Senior Credit Facility is secured by all the assets of Kabel Deutschland Vertrieb und Services GmbH & Co. KG (“KDVS”) and a first pledge on 100 % of the shares of KDVS which are owned and offered as security by Kabel Deutschland GmbH under its guarantee. Since the closing date, Facility A (T€ 1,150,000) has been fully drawn.

Facility B may be borrowed, repaid and re-borrowed up until one month prior to the final maturity date. Borrowings under Facility B may be used for general corporate purposes.

Interest rates on the Senior Credit Facility are based on one, two, three or six month EURIBOR plus a margin.

The margin on the Senior Credit Facility is based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of Consolidated Senior Net Borrowings to Consolidated EBITDA	Margin (percent. per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

As of June 06, 2007, the applicable margin was 1.75%. KDG pays an annual commitment fee of 0.625 % on the undrawn commitment under Facility B.

The Senior Credit Facility is subject to several affirmative and negative covenants including but not limited to the following:

Test		Requirement

•	EBITDA to Net Interest	1.75 x – 3.00 x

•	Senior Net Debt to EBITDA	4.00 x – 2.00 x

Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts and (iii) the sale of shares on the public market (if consolidated total senior net borrowings to consolidated EBITDA is greater than or equal 2:1).

At September 30, 2007, T€ 1,150,000 was outstanding under Facility A at an interest rate of approximately 6.4770%. At September 30, 2007, T€ 100,000 was outstanding under Facility B at an interest rate of approximately 6.2488%. The Company entered into interest rate caps and swaps in order to mitigate the exposure to interest rate risks, although these are not accounted for as hedges.

Senior Notes

On July 2, 2004, KDG GmbH issued T€ 250,000 of its 10.75 % Senior Notes (“Euro Notes”) due in 2014 and TUS $ 610,000 of its 10.625 % Senior Notes (“US $ Notes”) due in 2014 (together “2014 Senior Notes”). The dollar denominated Senior Notes were swapped into Euros using a currency swap.

Interest on the 2014 Senior Notes is payable every six months on January 1 and July 1. The principle becomes due and payable on July 1, 2014. The 2014 Senior Notes contain several financial covenants including but not limited to limitations on indebtedness, limitations on asset disposals and limitations on distributions and reporting requirements.

At any time prior to July 1, 2009, KDG GmbH may redeem all or part of the 2014 Senior Notes by paying a “make whole premium” which is the sum of:

i) the present value of the redemption price of such Euro or US $ Note at July 1, 2009 (i.e. 105.375 % for the Euro Note and 105.313 % for the US $ Note)

ii) the present value of all required interest payments due on such Notes to and including July 1, 2009 using a discount rate for the Euro Notes equal to the Bund Rate (as defined in the 2014 Senior Notes agreement) and for the US $ Notes equal to the US Treasury Rate

(as defined in the 2014 Senior Notes agreement) at such redemption date plus 50 basis points.

At any time after July 1, 2009, the following redemption prices apply beginning on the day after July 1 in each of the following years:

	Redemption Price
	Euro Notes	US $ Notes
2009	105.375%	105.313%
2010	103.583%	103.542%
2011	101.792%	101.771%
2012 and thereafter	100.000%	100.000%

Current financial liabilities

	Sept. 30, 2007	Mar. 31, 2007
	T€	T€

Current financial liabilities	25,470	36,997

As of September 30, 2007, the current financial liabilities primarily included accrued interest related to the 2014 Senior Notes amounting to T€ 18,146, accrued interest related to the Senior Credit Facility of T€ 6,544 and other accrued interest of T€ 780. As of March 31, 2007, KDG reported accrued interest related to the Senior Credit Facility of T€ 17,335, accrued interest related to the 2014 Senior Notes of T€ 18,885 and other accrued interest of T€ 777.

Non-current financial liabilities

	Sept. 30, 2007	Mar. 31, 2007
	T€	T€
Financial Liabilities
Senior Credit Facility A	1,129,399	1,127,436
Senior Credit Facility B	100,000	0
Swap	83,998	58,606
	1,313,397	1,186,042

2014 Senior Notes	646,573	672,782

The balance of the 2014 Senior Notes recorded in the financial statements was comprised of the following:

	Sept. 30, 2007	Mar. 31, 2007
	T€	T€

Amount payable	755,553	755,553
Financing and transaction costs	-42,587	-42,587
Accretion	8,946	7,342
Exchange rate effect	-75,339	-47,526
	646,573	672,782

Senior Credit Facility

The balance of the Senior Credit Facility recorded in the financial statement was comprised of the following:

	Sept. 30, 2007	Mar. 31, 2007
	T€	T€

Amount payable Facility A	1,150,000	1,150,000
Amount payable Facility B	100,000	0
Financing and transaction costs, Facility A	-25,932	-25,932
Accretion of Facility A	5,331	3,368
	1,229,399	1,127,436

Thereof current	0	0
Thereof non-current	1,229,399	1,127,436

The financing and transaction costs related to Facility B are shown under non-current prepaid expenses in the amount of T€ 5,004 and under current prepaid expenses in the amount of T€ 767.

4.5 Provisions for Pension

The following tables summarize the components of the net benefit expense recognized in the income statement and the funded status and amounts recognized in the balance sheet for the respective plans:

Net benefit expenses recognized in the consolidated income statement

	July 1, 2007 - Sept. 30, 2007	July 1, 2006 - Sept. 30, 2006
	T€	T€

Current service cost	909	762
Interest expense	349	302
Net actuarial losses	36	43
Net benefit expense	1,294	1,107

	Apr. 1, 2007 - Sept. 30, 2007	Apr. 1, 2006 - Sept. 30, 2006
	T€	T€

Current service cost	1,819	1,651
Interest expense	697	593
Net actuarial losses	72	136
Net benefit expense	2,588	2,380

The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

The pension expense is recorded in the following line items in the consolidated income statement:

	July 1, 2007 - Sept. 30, 2007	July 1, 2006 - Sept. 30, 2006
	T€	T€

Cost of services rendered	280	178
Selling expenses	374	367
General and administrative expenses	291	260
Interest expense	349	302
	1,294	1,107

	Apr. 1, 2007 - Sept. 30, 2007	Apr. 1, 2006 - Sept. 30, 2006
	T€	T€

Cost of services rendered	561	523
Selling expenses	749	703
General and administrative expenses	581	561
Interest expense	697	593
	2,588	2,380

Benefit liability

	Sept. 30, 2007	Mar. 31, 2007
	T€	T€

Defined benefit obligation	31,737	29,149
Unrecognized actuarial losses	-4,978	-4,978
Benefit liability	26,759	24,171

Changes in the present value of the defined benefit obligation

	Apr. 1, 2007 - Sept. 30, 2007	Apr. 1, 2006 - Mar. 31, 2007
	T€	T€

Defined Benefit Obligation as of April 1	29,149	26,385
Current Service Cost	1,819	3,302
Interest Cost	697	1,186
Actual Benefit Payments	0	-72
Acquisition / Business Combination	0	-316
Actuarial Gains / Losses	72	-1,336
Defined Benefit Obligation as of September 30	31,737	29,149

An estimation of pension provisions for the six months ended September 30, 2007 was performed by the Company based on an actuarial pension appraisal as of April 17, 2007.

4.6 Other Provisions (current and non-current)

	Balance as of April 1, 2007	Utilization	Reversal	Addition	Interest	Balance as of Sept. 30, 2007
	T€	T€	T€	T€	T€	T€
Anniversary payments	226	-27	0	9	0	208
Asset retirement obligations	21,020	-280	0	536	484	21,760
Restructuring	14,636	-5,207	-1,442	2,415	0	10,402
Legal fees and litigation costs	1,750	0	0	82	0	1,832
Other	1,721	-20	-52	14	0	1,663
Total provisions	39,353	-5,534	-1,494	3,056	484	35,865

Other provisions can be segregated into current obligations (T€ 13,897) and non-current obligations (T€ 21,968) compared to T€ 18,107 and T€ 21,246, respectively as of March 31, 2007.

At the end of fiscal year ended March 31, 2006, KDVS GmbH announced a restructuring plan including the regional technical departments, the central marketing department and the sales department. As of March 31, 2007, T€ 2,454 remained as a restructuring provision of which T€ 2,111 was utilized during the six months ended September 30, 2007. Based on the finalization of the negotiations related to this restructuring, the restructuring accrual increased by T€ 202 and personnel expense in the same amount was recorded. Additional expenses for rent in the amount of T€ 21 were recorded for this restructuring plan with a related increase in other provisions.

Additional restructuring plans including the centralization of the regional IT-departments from various regions to Unterföhring, the outsourcing of parts of the IT-department and the reorganization of the regional technical departments were announced by KDVS GmbH as of March 31, 2007. The personnel expenses relating to these restructuring plans amounted to T€ 9,907 during the six months ended September 30, 2007.

5. Other Notes

5.1 Other Financial Obligations

Financial obligations as of September 30, 2007 and March 31, 2007 include the sum of all obligations up until the earliest possible termination date of KDG and are as follows:

Type of liability in T€

	Sept. 30, 2007				March 31, 2007
		Due				Due
	Due	between			Due	between
	up to 1 year	1 and 5 years	more than 5 years	Total	up to 1 year	1 and 5 years	more than 5 years	Total
1. Agreements with DTAG and subsidiaries	223,749	237,053	31,463	492,265	209,623	292,102	31,897	533,622
2. License, rental and operating lease commitments	40,046	68,059	9,998	118,103	44,490	77,802	15,760	138,052
3. Other	26,467	29,375	1,931	57,773	30,554	18,380	1,922	50,856
Total	290,262	334,487	43,392	668,141	284,667	388,284	49,579	722,530

The lease expenses for cable duct space were T€ 25,837 for the quarter ended September 30, 2007 compared to T€ 25,834 for the quarter ended September 30, 2006. For the six months ended September 30, 2007 the lease expenses for cable duct space were T€ 51,706 compared to T€ 51,713 for the six months ended September 30, 2006. While the Company has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 – 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30 % of the leased capacity the economic penalties will require renewal of the contracts for fifteen years from the origination date when the Company believes it will have the ability to replace the capacity. This results in a non-cancelable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70%, the lease term is expected to include all renewal periods under the agreement, resulting in a non-cancelable lease term of 30 years through March 31, 2033, after which time the lease can be cancelled at the option of DTAG. As of September 30 and March 31, 2007, the sum of the total financial obligations for cable ducts through March 31, 2033 amounted to T€ 2,168,567 and T€ 2,220,200, respectively. After March 31, 2033 these duct space leases can be cancelled at the option of DTAG.

For the quarter ended September 30, 2007, total leasing expenses were T€ 42,939 compared to T€ 43,956 for the quarter ended September 30, 2006. The total leasing expenses for the six months ended September 30, 2007 amounted to T€ 87,235 compared to T€ 88,140 for the six months ended September 30, 2006.

5.2 Related party transactions

On April 4, 2007 a loan agreement between Kabel Deutschland Vertrieb und Service GmbH & Co KG (Lender) and Cayman Cable Holding L.P. (Borrower) has been raised in the aggregate amount of T€ 1,000 (the Principal Amount).The Principal Amount in the amount of T€ 1,000 has been paid out by the Lender to the Borrower on April 5, 2007. The Principal Amount shall bear interest at 6 % per annum. The Borrower shall repay the Principal Amount on March 31, 2016.

On May 21, 2007 another loan agreement between Kabel Deutschland Vertrieb und Service GmbH & Co KG (Lender) and Cayman Cable Holding L.P. (Borrower) has been raised in the aggregate amount of T€ 19,000 (the Principal Amount).A part of the Principal Amount in the amount of T€ 8,000 (the initial Amount) has been paid out by the Lender to the Borrower on May 22, 2007 as an initial payment. An Additional Amount of T€ 1,500 has been paid out on May 25, 2007.The Borrower shall be entitled to determine in one or several instalments the time and the amount of the payment of the remaining amount. As of September 30, 2007 an amount of T€ 9,500 has been loaned. The Initial Amount and any further Additional Amount that has been effectively paid out shall bear interest at 6 % per annum. The Borrower shall repay the Initial Amount and any Additional Amount that has been affectively paid out on March 31, 2016.

5.3 Share-Based Payments

Since March 31, 2007, an additional management participation plan has been implemented, including options on interests in the Partnership (“MEP IV option program”) and interests in the Partnership which are held indirectly via Kabel Management Beteiligungs- (MEP IV) GbR (“Indirect MEP IV”). Kabel Management Beteiligung- (MEP IV) GbR is itself a limited partner in the Partnership.

The terms of both the MEP IV option program and the Indirect MEP IV program are substantially the same and do not differ significantly from the other management participation plans. The members of MEP IV participate with effect from March 29, 2007. Vesting is split over 4 years, whereby 25 % are vested at each anniversary.

The members of the indirect MEP IV were required to pay a capital contribution upon admission. The Partnership and the Kabel Management Beteiligungs- (MEP IV) GbR, respectively, have financed 80 % of the managers’ contributions with a loan from the Partnership. Interest accrues on such loans at a rate of 5.0 % per annum, compounded annually. Put or call provisions apply to the managers’ Common LP Interests in the event that such manager ceases to be employed by KDG or its subsidiaries.

The total number of interests in Kabel Management Beteiligungs- (MEP IV) GbR issued under the Indirect MEP IV amounts to 540,758. Under the MEP IV option program, 2,085,908 options on interests in the Partnership have been issued.

In the six month period ended September 30, 2007, 629,790 interests were repurchased by the Company at a price of € 12.00 each. This resulted in an additional increase in capital reserve of T€ 7,032. Additionally, 300,000 options were exercised and the acquired interests were repurchased by the Company at a price of € 11.75 resulting in an additional increase in capital reserve of T€ 1,423.

As of September 30, 2007, management holds direct and indirect interests of 3.74% and 0.52%, respectively in the Cayman Cable Holding L.P. As of September 30, 2007, 434,897 options in MEP II and III are outstanding.

5.4 Particular Events after the Balance Sheet Date

On August 21, 2007 RKS TELECOM Süd-West GmbH (seller) and Kabel Deutschland Vertriebs- und Service GmbH (buyer) concluded a sales contract on the sale and transfer of national net level 3 and 4 cable networks and headends in the amount of T€ 20,000. The sale is effective after FCO clearance and purchase price payment. FCO clearance occurred on October 11, 2007, the purchase price payment is still outstanding.

On September 20, 2007, KDG announced the signing of a purchase agreement with the Orion Group to acquire networks serving approximately 1.2 million cable television subscribers for € 585 million. The subscribers are located in eight German federal states (Schleswig-Holstein, Hamburg, Bremen, Lower Saxony, Mecklenburg-Western Pomerania, Rhineland-Palatinate, Saarland and Bavaria), in which Kabel Deutschland operates the level 3 (distribution network) and level 4 networks (home networks). The closing is anticipated to occur in the first quarter of 2008 after FCO clearance. On the same date, KDG announced that it will tender its PrimaCom shares into the Orion offer.

On October 30, 2007 KDG announced the signing of a €650 million Senior Term Loan Facility which ranks pari-passu with the Company’s existing €1,150 million Senior Term Loan. The Senior Add-on Facility will provide funding for the previously announced acquisition and, together with direct funding from KDG and proceeds from asset sales, will fund the potential acquisition of a further 0.4 million subscribers.

The Facility will be unfunded for a period of time until the Acquisitions are completed and any undrawn commitment under the facility can be cancelled at any time if the Acquisition is not being completed as planned. The Facility will have the same financial covenants as the existing Senior Term Loan.

6. Segment Reporting

Segment information by business segment is as following:

	Cable Access		TV/ Radio		Internet & Phone		TKS		Reconciliation		Total Group
	July 1 - Sept. 30		July 1 - Sept. 30		July 1 - Sept. 30		July 1 - Sept. 30		July 1 - Sept. 30		July 1 - Sept. 30
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	T€		T€		T€		T€		T€		T€

Revenues	217,196	213,479	44,482	40,982	25,845	12,647	6,573	7,104	0	0	294,096	274,212
Profit or loss from ordinary activities	69,798	64,088	6,673	1,211	-8,797	-10,395	547	1,236	-30,418	-24,897	37,803	31,243
Depreciation and amortization	-51,189	-50,641	-4,514	-3,122	-8,082	-2,687	-414	-293	-6,212	-4,078	-70,411	-60,821
Additions fixed assets	17,130	12,629	2,037	1,897	34,351	27,946	575	950	-22,785	13,264	31,308	56,686

	Cable Access		TV/ Radio		Internet & Phone		TKS		Reconciliation		Total Group
	Apr. 1 - Sept. 30		Apr. 1 - Sept. 30		Apr. 1 - Sept. 30		Apr. 1 - Sept. 30		Apr. 1 - Sept. 30		Apr. 1 - Sept. 30
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	T€		T€		T€		T€		T€		T€

Revenues	433,929	424,200	87,430	80,900	48,328	21,692	14,097	13,089	0	0	583,784	539,881
Profit or loss from ordinary activities	137,098	129,273	12,594	5,469	-17,408	-25,072	2,555	2,177	-58,575	-46,050	76,264	65,797
Depreciation and amortization	-102,240	-100,172	-8,661	-5,477	-14,281	-3,878	-763	-675	-11,960	-7,980	-137,905	-118,182
Additions fixed assets	31,474	25,581	4,203	6,971	56,116	48,102	889	1,018	13,634	24,279	106,316	105,951

7. Reconciliation to U.S. GAAP

IFRS differs in certain aspects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the results of operations for each of the quarter and the six months ended September 30, 2007 and 2006 as well as equity as of September 30, 2007 and March 31, 2007 to the extent described below. A description of the material differences between IFRS and U.S. GAAP as they relate to KDG are discussed in further detail below. Reconciling items are presented on a pre-tax basis. Related tax adjustments are presented separately in item (9).

The reconciliation of net income for the quarter and the six months ended September 30, 2006 has been adjusted to reflect the effect of the IFRS accounting changes described in Note 2.

Reconciliation of net loss from IFRS to U.S. GAAP for the period

			as adjusted
	Note	July 1, 2007 - Sept. 30, 2007	July 1, 2006 - Sept. 30, 2006
		T€	T€
Net loss in accordance with IFRS		3,147	(9,829)

Business combination	(1)	(350)	(68)
Asset retirement obligations	(2)	(130)	(71)
Retirement benefits	(3)	3	3
Financing fees	(4)	0	0
Derivatives/Hedges	(5)	1,162	0
Restructuring	(6)	(2,323)	998
Intangible assets	(7)	55	55
Subscriber Acquisition Costs	(8)	(1,028)	(823)
Income taxes	(9)	1,120	55

Net loss in accordance with U.S. GAAP		1,656	(9,680)

Reconciliation of net loss from IFRS to U.S. GAAP for the period

			as adjusted
	Note	Apr. 1, 2007 - Sept. 30, 2007	Apr. 1, 2006 - Sept. 30, 2006
		T€	T€
Net loss in accordance with IFRS		(1,115)	(22,922)

Business combination	(1)	(700)	(67)
Asset retirement obligations	(2)	(239)	(157)
Retirement benefits	(3)	6	6
Financing fees	(4)	0	(47,238)
Derivatives/Hedges	(5)	1,679	0
Restructuring	(6)	(2,348)	998
Intangible assets	(7)	110	110
Subscriber Acquisition Costs	(8)	(1,908)	(823)
Income taxes	(9)	836	11,095

Net loss in accordance with U.S. GAAP		(3,679)	(58,998)

Reconciliation of equity from IFRS to U.S. GAAP as of

	Note	Sept. 30, 2007	March 31, 2007
		T€	T€
Equity in accordance with IFRS		(890,493)	(896,358)

Business combination	(1)	22,005	22,705
Asset retirement obligations	(2)	(1,430)	(1,191)
Retirement benefits	(3)	(4,906)	(4,814)
Financing fees	(4)	0	0
Derivatives/Hedges	(5)	0	0
Restructuring	(6)	98	2,446
Intangible assets	(7)	(332)	(442)
Subscriber Acquisition Costs	(8)	(3,384)	(1,476)
Income taxes	(9)	(1,033)	(2,399)

Equity in accordance with U.S. GAAP		(879,475)	(881,529)

(1) Business combination

The consolidated financial statements of KDG as of March 31, 2004 were prepared in accordance with exemptions provided by IFRS 1 “First-time Adoption of International Financial Reporting Standards” for entities adopting IFRS for the first time. Therefore, all business combinations carried out by KDG before April 1, 2003, were not retrospectively accounted for under the guidance of IFRS 3 “Business Combinations”. These combinations are accounted for in accordance with the German Commercial Code [“Handelsgesetzbuch”: HGB] or German GAAP. Under U.S. GAAP business combinations are accounted for in accordance with SFAS No. 141 “Business Combinations”. The differences relate to the acquisition of the cable businesses of Deutsche Telekom AG (DTAG) in March 2003.

Under U.S. GAAP, the acquisition cost is measured as the fair value of the consideration given, plus direct costs of the acquisition. The inclusion of direct costs of the business combination in the purchase price under U.S. GAAP as of March 13, 2003 resulted in an increase of T€ 9,200 as compared to IFRS. Therefore, the total acquisition cost amounted to T€ 1,788,596 under U.S. GAAP.

Under German GAAP, the purchase cost was initially allocated to the acquired assets and assumed liabilities at fair value, however, the excess of fair value over the acquisition cost reduced the amount allocated to customer lists.

Under U.S. GAAP the fair value of the acquired net assets in excess of acquisition costs of T€ 280,979 (negative goodwill) was allocated as a pro rata reduction of the amounts assigned to certain acquired assets: customer list, technical equipment, software and licenses, other equipment, furniture and fixtures and equity investments in associates.

As a result, the amount allocated to customer list under U.S. GAAP was increased by T€ 201,884. The amount allocated to property and equipment was reduced by a total of T€ 226,872, which included a T€ 222,251 reduction to technical equipment.

Under HGB and IFRS the acquired equity investments in associates are initially recognized at the book value of the seller. The difference between IFRS and U.S. GAAP results since the acquired equity investments are recorded at fair value under U.S. GAAP.

Differences between IFRS and U.S. GAAP in acquired pension liabilities and asset retirement obligations arising subsequent to the acquisition, and deferred taxes related to the acquisition are included separately in the respective reconciling items below.

The following table quantifies the differences between U.S. GAAP and IFRS in the carrying values of acquired assets and assumed restructuring liabilities as of September 30, 2007 and March 31, 2007:

U.S. GAAP reconciling adjustment to equity

	Sept. 30, 2007	March 31, 2007
	T€	T€
U.S. GAAP adjustments to IFRS assets, increase (decrease)

Customer list	92,669	104,403
Technical equipment	(77,992)	(89,026)
Equity investments in associates	7,328	7,328

Equity adjustment between U.S. GAAP and IFRS	22,005	22,705

The following tables quantify the differences in amortization expense for the acquired customer list as well as depreciation expense on acquired fixed assets and compensation expense related to adjustments to liabilities for termination and relocation benefits:

U.S. GAAP reconciling adjustment to net profit (loss) for the quarter ended

	Sept. 30, 2007	Sept. 30, 2006
	T€	T€
U.S. GAAP adjustments to IFRS depreciation, amortization or compensation expense decrease (increase)

Customer list	(5,867)	(5,865)
Technical equipment	5,517	5,627
Other equipment, furniture and fixtures	0	292
Compensation expense	0	(122)

(Increase) to U.S. GAAP expense	(350)	(68)

U.S. GAAP reconciling adjustment to net profit (loss) for the six months ended

	Sept. 30, 2007	Sept. 30, 2006
	T€	T€
U.S. GAAP adjustments to IFRS depreciation, amortization or compensation expense decrease (increase)

Customer list	(11,734)	(11,732)
Technical equipment	11,034	11,256
Other equipment, furniture and fixtures	0	583
Compensation expense	0	(174)

(Increase) to U.S. GAAP expense	(700)	(67)

(2) Asset retirement obligations

KDG has incurred asset retirement obligations (AROs) relating primarily to equipment and other leasehold improvements installed on leased network sites including the leasing of space in the cable ducts of DTAG to house certain portions of KDG’s network cable, and improvements to leased buildings. Those leases generally contain provisions that require the company and its subsidiaries to restore the sites to their original condition at the end of the lease term.

Asset retirement obligations existing as of March 13, 2003 were included in the purchase price allocation related to the acquisition of the cable businesses of DTAG. The liability was recognized at fair value as of the acquisition date. A corresponding asset (capitalized asset retirement cost) was recorded by increasing the amount allocated to the related long-lived asset by the same amount as the liability. Accordingly, assets and liabilities recorded in the acquisition under U.S. GAAP were increased for asset retirement obligations. Additional asset retirement obligations of T€ 687 were recognized as of March 31, 2007. During the quarter ended September 30, 2007, additional asset retirement obligations of T€ 93 were recognized. During the six months ended September 30, 2007, additional asset retirement obligations of T€ 193 were recognized.

Expectations regarding the lessor waiving asset retirement performance requirements are factored into the calculation of best estimate of the obligation related to the leased cable ducts under IFRS. Under U.S. GAAP, KDG concluded there is not sufficient historical experience of non-enforcement. Therefore, these expectations were not included in the measurement of the obligation in accordance with SFAS No. 143. This resulted in an increase to the liability under U.S. GAAP, partially offset by reductions due to the use of a credit adjusted risk free rate as required by SFAS No. 143 instead of a risk free-rate as used under IFRS.

The differences in the net capitalized asset retirement cost and liabilities for asset retirement obligations at September 30, 2007 and March 31, 2007 are as follows:

	Sept. 30, 2007	March 31, 2007
	T€	T€
Net asset capitalized under U.S. GAAP	7,699	8,330

Net asset capitalized under IFRS	9,039	9,726

Difference in assets under U.S. GAAP	(1,340)	(1,396)

Retirement obligation under U.S. GAAP	21,086	20,357

Retirement obligation under IFRS	20,996	20,562

Difference in net liabilities under U.S. GAAP	90	(205)

Equity adjustment under U.S. GAAP	(1,430)	(1,191)

The difference between the components of AROs between U.S. GAAP and IFRS consists of the following for the quarter ended:

	Sept. 30, 2007	Sept. 30, 2006
	T€	T€

U.S. GAAP
Depreciation expense	399	305
Accretion expense	413	358
Total U. S. GAAP expense	812	663

IFRS
Depreciation expense	438	367
Accretion expense	244	226
Total IFRS expense	682	593

U.S. GAAP increase (decrease) to expense due to settlement of obligations	0	1

Difference	(130)	(71)

The difference between the components of AROs between U.S. GAAP and IFRS consists of the following for the six months ended:

	Sept. 30, 2007	Sept. 30, 2006
	T€	T€

U.S. GAAP
Depreciation expense	732	611
Accretion expense	816	727
Total U. S. GAAP expense	1,548	1,338

IFRS
Depreciation expense	825	744
Accretion expense	484	438
Total IFRS expense	1,309	1,182

U.S. GAAP increase (decrease) to expense due to settlement of obligations	0	1

Difference	(239)	(157)

The changes in the liability for asset retirement obligations as of September 30, 2007 under U.S. GAAP are as follows:

	Sept. 30, 2007	March 31, 2007
	T€	T€

Liability at the beginning of the period	20,357	18,217
Accretion expense	816	1,484
Additions	193	687
Asset retirement obligations settled	(280)	(31)

Liability at the end of the period	21,086	20,357

(3) Retirement benefits

KDG adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”) as of March 31, 2007. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Those changes, which consist of actuarial gains and losses and the effects of plan amendments, are recorded as adjustments in other comprehensive income. SFAS No. 158 did not change the measurement of net periodic benefit cost included in net income. Actuarial gains and losses and the effect of plan amendments initially recorded in other comprehensive income are reclassified into net periodic pension cost in accordance with the guidance on amortization in SFAS No. 87, Employers’ Accounting for Pensions. Amounts recognized in the statement of financial position consist of:

	Sept.30, 2007	March 31, 2007
	T€	T€
	SFAS 158	SFAS 158

Current liabilities	(178)	(178)

Non current liabilities	(31,487)	(28,971)

Net amount recognized	(31,665)	(29,149)

IFRS net liability recognized	(26,759)	(24,171)

Increase to U.S. GAAP liability	(4,906)	(4,978)

The components of net periodic pension cost are as follows for the quarter ended September 30, 2007 and 2006:

	Sept. 30, 2007	Sept. 30, 2006
	T€	T€
Service cost	909	825

Interest cost	349	297

Amortization of prior service cost	(1)	(2)

Amortization of net (gain) loss	34	67

Net periodic benefit cost	1,291	1,187

IFRS net amounts recognized in profit and loss	1,294	1,190

Increase (Decrease) to U.S. GAAP expense	(3)	(3)

The components of net periodic pension cost are as follows for the six month ended September 30, 2007 and 2006:

	Sept. 30, 2007	Sept. 30, 2006
	T€	T€
Service cost	1,818	1,651

Interest cost	698	593

Amortization of prior service cost	(2)	(3)

Amortization of net (gain) loss	68	133

Net periodic benefit cost	2,582	2,374

IFRS net amounts recognized in profit and loss	2,588	2,380

Increase (Decrease) to U.S. GAAP expense	(6)	(6)

Under IFRS, the past service cost resulting from plan amendments is required to be amortized over the remaining vesting period of the employees, whereas for U.S. GAAP the effect is amortized of the remaining life expectancy of inactive plan participants and over the remaining service period of active participants.

(4) Financing fees

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, transaction costs are incremental costs directly attributable to the related financing. These costs include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties.

In connection with the refinancing of the acquisition of the regional DTAG cable providers, KDG incurred transaction costs through the Senior Loan Facility, the Bridge Facility, the Senior Credit Facility, the Senior Notes and the New Senior Credit Facility. As of September 30, 2007 and March 31, 2006, in accordance with IAS 39, financing and transaction costs of T€ 54,242, T€ 57,808, respectively, are deducted from related balances of debt in the IFRS consolidated financial statements. Under U.S. GAAP, in accordance with APB Opinion No. 21, Interest on Receivables and Payables, debt issuance costs are reported as an asset (deferred charges).

Under IFRS, the refinancing of the Senior Credit facility that occurred in May 2006 resulted in an adjustment to the carrying value of the liability as of March 31, 2006 and additional amortization of the related debt issuance costs. In accordance with U.S. GAAP, the debt issuance costs are amortized over the contractual term of the related debt. Unamortized debt issuance costs are not written off until an extinguishment occurs. On May 12, 2006, the

Company repaid the outstanding balances under the previous Senior Credit Facility. Accordingly, under U.S. GAAP an additional expense of T€ 47,238 was recorded in the year ended March 31, 2007 to write-off the unamortized debt issuance costs in connection with the extinguishment of the previous Senior Credit Facility.

Adjustments under U.S. GAAP to the IFRS consolidated financial statements related to debt issuance costs are as follows:

U.S. GAAP Reconciling Adjustment to equity

	Sept. 30, 2007	March 31, 2007
	T€	T€
Increase to assets	54,242	57,808

(Increase) to liabilities	(54,242)	(57,808)

Increase (Decrease) to U.S. GAAP equity	0	0

There is no U.S. GAAP reconciling adjustment to net loss for the quarter ended September 30, 2006.

U.S. GAAP Reconciling Adjustment to net loss for the six months ended

	Sept. 30, 2007	Sept. 30, 2006
	T€	T€

(Increase) in amortization expense	0	(47,238)

(5) Derivatives/Hedges

In the year ended March 31, 2007, KDG reassessed its IFRS accounting treatment of interest rate swaps hedging variable cash flows of debt.  These swaps had been previously designated as hedging instruments in a cash flow hedge relationship.  Due to the IFRIC final agenda decision of March 2007 regarding “Assessing hedge effectiveness of an interest rate swap in a cash flow hedge”, the Company reassessed the hedge relationship. The method used to assess hedge effectiveness in the past is no longer deemed appropiate under IFRS. The Company de-designated the hedge relationship retrospectively in accordance with the IFRIC final agenda decision including an adjustment of the comparative figures of the prior fiscal year as if hedge accounting had never been applied in accordance with IAS 8.

For purposes of its financial statements according to U.S. GAAP, KDG applied two different methods to assess effectiveness and to measure ineffectiveness. Thus, the hedge relationship was in compliance with U.S. GAAP. However, the Company decided not to apply hedge accounting for U.S. GAAP purposes prospectively beginning in fiscal year 2007.

Adjustments under U.S. GAAP to the IFRS consolidated net loss for the quarter and the six months ended September 30, 2007 amounted to a decrease of loss of T€ 1,162 and T€ 1,679, respectively. For the six months ended September 30, 2007 and 2006, the reconciliation difference is comprised of the use of the amount previously recorded in OCI for U.S. GAAP over the remaining life of the derivative instrument and the interest payment it was hedging. As of September 30, 2007, and March 31, 2007, the company had balances net of tax of T€ 2,971 and as of September 30, 2006, T€ 4,375 related to hedging in OCI.

(6) Restructuring

A portion of the termination benefits to be provided under the restructuring plan announced by KDG in the year ended March 31, 2007 represent special termination benefits. Therefore, the criteria for recording a provision under SFAS No. 88 for the voluntary benefits provided under this restructuring plan were not met as of March 31, 2007, and the related liability recorded for IFRS purposes was reversed under U.S. GAAP. During the quarter and six months period ended September 30, 2007, T€ 23 and T€ 38 of these special termination benefits were paid to employees and were recorded as expense under U.S. GAAP. As of September 30, 2007 most of the remaining employees affected by the restructuring accepted the offer of special termination benefits. As a result an addition to the provision was recorded with an amount of T€ 1.850 as of September 30, 2007. Moreover under IFRS restructuring provisions amounting to T€ 400 were released; the related income under IFRS was reversed for U.S. GAAP purposes in the quarter and the six months ended September 30, 2007.

According to SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146), contract termination costs shall be recognized when the entity terminates a contract in accordance with the contract terms or when the entity ceases using the right conveyed by a contract, for example, the right to use a leased property. As of September 30, 2007 KDG had already terminated some contracts in connection with the restructuring of its technical departments. Under U.S. GAAP a liability for contract termination costs amounting to T€ 21 was recognized as one contract was cancelled and KDG has ceased using the right conveyed by the contract. Under IFRS the corresponding provision amounting to T€ 60 for the year ended March 31, 2007 was reversed to an amount of T€ 39 as of September 30, 2007.

(7) Intangible assets

Under IFRS prior to April 1, 2004 the costs of internally generated software were capitalized, including general and administrative and overhead costs directly attributable to the development of the software. In accordance with Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” general and administrative costs and overhead costs should not be capitalized as costs of internal-use software under U.S. GAAP. In accordance with IAS 38 Intangible Assets, general and administrative and overhead costs incurred after April 1, 2004 are expensed as incurred.

The internally generated software recognized under U.S. GAAP is lower due to overhead costs capitalized under IFRS amounting to T€ 1,216 as of and for the year ended March 31, 2004. As of September 30, 2007 and March 31, 2007, T€ 332 and T€ 442, respectively, remained as a difference between capitalized intangible assets under IFRS and U.S. GAAP for the unamortized portion of the asset under IFRS. In addition, adjustments were made to reduce U.S. GAAP amortization expense in the quarter ended September 30, 2007 (T€ 55) and 2006 (T€ 55); in the six months ended September 30, 2007 (T€ 110) and 2006 (T€ 110).

(8) Subscriber Acquisition Costs

KDG capitalizes subscriber acquisition costs as intangible assets under IFRS if the costs are directly attributable to obtaining specific contracts which meet the definition and recognition criteria of an intangible asset in accordance with IAS 38, are incremental and can be measured reliably. KDG does not capitalize any commissions for open-ended contracts where customers are able to terminate the contractual relationship at any time.

Total subscriber acquisition costs capitalized under IFRS and U.S.GAAP as of September 30, 2007 and March 31, 2007 amounted to T€ 26,948 and T€ 17,384, respectively.

KDG amortizes these costs under IFRS over the initial contract period except for contracts where there is past evidence regarding the expected customer relationship period.

U.S. GAAP requires amortizing subscriber acquisition costs over the shorter of the fixed term period or the expected customer life. The fixed term period for KDG`s products is typically between 12 and 24 months. For the quarter ended September 30, 2007, this leads to amortization of T€ 3,868 under U.S. GAAP as compared to amortization under IFRS of T€ 2,840 and to T€ 6,937 under U.S. GAAP compared to T€ 5,030 under IFRS for the six months ended September 30, 2007. For both the quarter and the six months ended September 30, 2006, this leads to additional amortization under U.S. GAAP of T€ 823.

(9) Income taxes

The difference in income taxes under U.S. GAAP compared to income taxes under IFRS is represented by the tax effect of reconciling items calculated using the enacted tax rates of 29,79% and 39,19% for each of the six months ended September 30, 2007 and 2006.

Unterföhring, November 29, 2007

Kabel Deutschland GmbH

Dr. Adrian von Hammerstein	Paul Thomason
Chief Executive Officer	Chief Financial Officer

Dr. Manuel Cubero del Castillo-Olivares	Herbert R. Hribar
Managing Director, Cable Access and Content	Chief Operating Officer

Kabel Deutschland GmbH	Appendix 1 to the Notes

Analysis of Fixed Assets for Period from April 1, 2007 to September 30, 2007

		Acquisition and production costs
		April 1, 2007	Acquisitions	Additions	Disposals	Reclassifications	September 30, 2007
		€	€	€	€	€	€

I.	Intangible assets
1. Software and Licences and other Contractual and Legal Rights		151,699,402.32	0.00	18,288,648.48	6,066.75	9,591,276.26	179,573,260.31
2. Internally generated software		13,837,173.00	0.00	1,013,222.61	0.00	0.00	14,850,395.61
3. Customer List		715,426,567.68	0.00	111,394.43	11,030.98	0.00	715,526,931.13
4. Prepayments		10,926,153.95	0.00	3,752,546.72	0.00	-9,981,762.92	4,696,937.75
		891,889,296.95	0.00	23,165,812.24	17,097.73	-390,486.66	914,647,524.80

II.	Property and equipment
1. Buildings on non-owned land		7,185,148.98	0.00	317,847.04	0.00	2,310,471.32	9,813,467.34
2. Technical equipment		1,603,466,977.78	0.00	46,014,240.27	661,639.91	24,182,913.65	1,673,002,491.79
3. Other equipment, furniture and fixtures		62,883,526.27	0.00	2,672,677.27	143,287.90	676,702.94	66,089,618.58
4. Construction in progress		50,619,484.08	0.00	34,145,572.19	0.00	-26,779,601.25	57,985,455.02
		1,724,155,137.11	0.00	83,150,336.77	804,927.81	390,486.66	1,806,891,032.73

III. Financial Assets
1. Equity investments in Associates		5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03
2. Other		7,509,863.31	0.00	0.00	7,484,862.80	0.00	25,000.51
		13,330,458.34	0.00	0.00	7,484,862.80	0.00	5,845,595.54

		2,629,374,892.40	0.00	106,316,149.01	8,306,888.34	0.00	2,727,384,153.07

		Accumulated depreciation and amortization
						Change in at-
						equity
		April 1, 2007	Additions	Disposals	Reclassification	investments	September 30, 2007
		€	€	€	€	€	€

I.	Intangible assets
1. Software and Licences and other Contractual and Legal Rights		75,718,874.80	17,625,768.59	6,066.75	-53.12	0.00	93,338,629.76
2. Internally generated software		5,787,914.48	1,351,623.61	0.00	0.00	0.00	7,139,538.09
3. Customer List		333,039,392.45	42,391,801.66	415.04	0.00	0.00	375,430,779.07
4. Prepayments		0.00	0.00	0.00	0.00	0.00	0.00
		414,546,181.73	61,369,193.86	6,481.79	-53.12	0.00	475,908,946.92

II.	Property and equipment
1. Buildings on non-owned land		2,424,677.72	550,996.05	0.00	-953.31	0.00	2,976,627.08
2. Technical equipment		697,586,347.10	71,770,616.12	359,646.58	42,233.94	0.00	768,955,082.70
3. Other equipment, furniture and fixtures		37,536,561.86	4,213,960.25	133,680.70	-41,227.51	0.00	41,658,068.92
4. Construction in progress		0.00	0.00	0.00	0.00	0.00	0.00
		737,547,586.68	76,535,572.42	493,327.28	53.12	0.00	813,589,778.70

III.	Financial Assets
1. Equity investments in Associates		139,097.84	0.00	0.00	0.00	408,225.41	-269,127.57
2. Other		0.00	0.00	0.00	0.00	0.00	0.00
		139,097.84	0.00	0.00	0.00	408,225.41	-269,127.57

		1,152,232,866.25	137,904,766.28	499,809.07	0.00	408,225.41	1,289,229,598.05

		Net book value
		September 30, 2007	March 31, 2007
		€	€

I.	Intangible assets
1. Software and Licences and other Contractual and Legal Rights		86,234,630.55	75,980,527.52
2. Internally generated software		7,710,857.52	8,049,258.52
3. Customer List		340,096,152.06	382,387,175.23
4. Prepayments		4,696,937.75	10,926,153.95
		438,738,577.88	477,343,115.22

II.	Property and equipment
1. Buildings on non-owned land		6,836,840.26	4,760,471.26
2. Technical equipment		904,047,409.09	905,880,630.68
3. Other equipment, furniture and fixtures		24,431,549.66	25,346,964.41
4. Construction in progress		57,985,455.02	50,619,484.08
		993,301,254.03	986,607,550.43

III. Financial Assets
1. Equity investments in Associates		6,089,722.60	5,681,497.19
2. Other		25,000.51	7,509,863.31
		6,114,723.11	13,191,360.50

		1,438,154,555.02	1,477,142,026.15

Kabel Deutschland GmbH, Unterföhring	Appendix 2 to the Notes

Analysis of Fixed Assets for Period from April 1, 2006 to September 30, 2006

		Acquisition and production cost
		April 1, 2006	Acquisitions	Additions	Disposals	Reclassifications	September 30, 2006
		€	€	€	€	€	€

I.	Intangible assets
1. Software and Licences and other Contructual an Legal Rights		100,549,175.37	0.00	23,036,888.18	3,239,616.88	785,309.16	121,131,755.83
2. Internally generated software		12,789,484.77	0.00	117,195.48	0.00	0.00	12,906,680.25
3. Customer List		709,713,538.37	1,583,999.88	72,713.19	0.00	0.00	711,370,251.44
4. Prepayments		2,719,177.16	0.00	5,657,185.38	0.00	-751,499.16	7,624,863.38
		825,771,375.67	1,583,999.88	28,883,982.23	3,239,616.88	33,810.00	853,033,550.90

II.	Property and equipment
1. Buildings on non-owned land		5,340,718.78	0.00	794,739.53	640.83	5,235.80	6,140,053.28
2. Technical equipment		1,425,843,167.38	380,643.76	41,953,517.10	3,247,071.84	20,844,696.17	1,485,774,952.57
3. Other equipment, furniture and fixtures		51,138,809.34	0.00	6,905,889.04	525,970.60	547,397.19	58,066,124.97
4. Construction in progress		39,748,427.85	0.00	25,448,346.60	8,879.21	-21,431,139.16	43,756,756.08
		1,522,071,123.35	380,643.76	75,102,492.27	3,782,562.48	-33,810.00	1,593,737,886.90

III.	Financial assets
1. Equity investments in Associates		5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03
2. Others		491,561.62	0.00	0.00	225,000.00	0.00	266,561.62
		6,312,156.65	0.00	0.00	225,000.00	0.00	6,087,156.65

		2,354,154,655.67	1,964,643.64	103,986,474.50	7,247,179.36	0.00	2,452,858,594.45

		Accumulated depreciation and amortization
						Change in at-
						equity
		April 1, 2006	Additions	Disposals	Reclassifications	investment	September 30, 2006
		€	€	€	€	€	€

I.	Intangible assets
1. Software and Licences and other Contructual an Legal Rights		53,584,726.12	11,150,859.34	3,239,616.88	0.00	0.00	61,495,968.58
2. Internally generated software		3,271,505.03	1,235,996.84	0.00	0.00	0.00	4,507,501.87
3. Customer List		249,230,050.39	42,053,622.74	0.00	0.00	0.00	291,283,673.13
4. Prepayments		0.00	0.00	0.00	0.00	0.00	0.00
		306,086,281.54	54,440,478.92	3,239,616.88	0.00	0.00	357,287,143.58

II.	Property and equipment
1. Buildings on non-owned land		1,722,880.78	366,617.33	63.83	0.00	0.00	2,089,434.28
2. Technical equipment		585,965,045.25	59,643,596.32	3,210,560.26	-7,373.44	0.00	642,390,707.87
3. Other equipment, furniture and fixtures		31,671,730.39	3,731,430.79	481,551.59	7,373.44	0.00	34,928,983.03
4. Construction in progress		0.00	0.00	0.00	0.00	0.00	0.00
		619,359,656.42	63,741,644.44	3,692,175.68	0.00	0.00	679,409,125.18

III. Financial assets
1. Equity investments in Associates		258,913.10	0.00	0.00	0.00	-528,304.02	-269,390.92
2. Others		0.00	0.00	0.00	0.00	0.00	0.00
		258,913.10	0.00	0.00	0.00	-528,304.02	-269,390.92

		925,704,851.06	118,182,123.36	6,931,792.56	0.00	-528,304.02	1,036,426,877.84

		Net book value
		September 30, 2006	March 31, 2006
		€	€

I.	Intangible assets
1. Software and Licences and other Contructual an Legal Rights		59,635,787.25	46,964,449.25
2. Internally generated software		8,399,178.38	9,517,979.74
3. Customer List		420,086,578.31	460,483,487.98
4. Prepayments		7,624,863.38	2,719,177.16
		495,746,407.32	519,685,094.13

II.	Property and equipment
1. Buildings on non-owned land		4,050,619.00	3,617,838.00
2. Technical equipment		843,384,244.70	839,878,122.13
3. Other equipment, furniture and fixtures		23,137,141.94	19,467,078.95
4. Construction in progress		43,756,756.08	39,748,427.85
		914,328,761.72	902,711,466.93

III. Financial assets
1. Equity investments in Associates		6,089,985.95	5,561,681.93
2. Others		266,561.62	491,561.62
		6,356,547.57	6,053,243.55

		1,416,431,716.61	1,428,449,804.61

Kabel Deutschland GmbH, Unterföhring

Group Management Report

for the Quarter and the Six Months Ended September 30, 2007

Our Business

Kabel Deutschland GmbH (“KDG GmbH”) was founded on December 17, 2002 and maintains its registered legal seat in Unterföhring (commercial register Munich HRB 145837). KDG GmbH’s sole shareholder is Kabel Deutschland Holding GmbH (“KDGHoldCo”) which is wholly owned by Cable Holding S.à r.l. (“LuxCo”). LuxCo is wholly owned by Cayman Cable Holding LP, George Town, Cayman Islands (“Cayman Cable”). The operating business is predominantly performed by Kabel Deutschland Vertrieb und Services GmbH & Co. KG (“KDVS”), a wholly owned subsidiary of KDG GmbH.

We are the largest cable operator in Germany, operating in 13 of the 16 federal states (with the exception of Hesse, North Rhine-Westphalia and Baden-Württemberg). KDG GmbH and its subsidiaries (together “KDG” or the “Company”) are the market leader in the German cable television business in terms of homes passed, subscribers, revenue generating units (“RGUs”) and revenue. As of September 30, 2007, the Company’s cable television network passed approximately 15.2 million homes and served approximately 9,069 thousand direct and indirect subscribers.

A growing portion of our subscribers take additional services such as pay TV and Internet & Phone services. KDG defines these subscriptions for additional services as pay TV and Internet & Phone RGUs. As of September 30, 2007, the Company served approximately 731 thousand pay TV RGUs. Also the Company served approximately 263 thousand subscribers (cable television and stand-alone Internet & Phone) which generated 246 thousand Internet and 214 thousand Phone RGUs. In addition, we own and operate an advanced digital playout facility capable of delivering encrypted digital television signals via satellite up-links to all of Germany.

Development of Subscribers and RGUs

	As of September 30,
	2007	2006
	in thousand
Homes passed	15,200	15,300
thereof Homes upgraded for 2-way-communication	10,226	7,416
Cable access subscribers (incl. TKS)	9,062	9,530
Total cable subscribers (includes Internet & Phone “solo” subs) (1)	9,069	9,530
thereof Homes upgraded for 2-way-communication	6,323	4,846
% penetration (2)	60%	62%

Cable access RGUs	9,112	9,532
Digital Video Recorder RGUs	38	n/a
Pay TV RGUs	731	601
Kabel Internet RGUs	246	117
Kabel Phone RGUs	214	95
TKS Subscribers	44	39

Total RGUs (3)	10,385	10,384

Subscribers are segmented into direct customers (“B2C”), indirect customers (“B2B”) and wholesale customers. The loss in cable access subscribers primarily comes from the wholesale segment which has the lowest ARPU and has less impact on our operating results if disconnected. Pay TV growth continues to be strong. The Company offers Internet and Phone products independently; however an overwhelming majority of these new subscribers choose a bundled product. Internet & Phone subscription growth remains strong.

We generate revenue through subscription and distribution fees from our cable access business, our pay TV business, our broadband Internet & Phone business and from other activities. Monthly subscription rates paid by our access customers depend on the number of subscribers connected at a network connection point. In general, single family direct customers pay a higher monthly subscription fee on a per subscriber basis than Level 4 operators or housing associations that aggregate several subscribers behind one network connection point. Depending on the subscription, the Company gives a 5 % discount to customers who prepay the monthly subscription fee on an annual basis.

Level 4 operators typically resell KDG’s video signal to housing associations but in some cases directly to end users. Housing associations provide the signal to individual tenants and may or may not charge the tenants for the service. In addition to providing basic cable television services to its subscribers, the Company charges television broadcasters carriage fees for delivering their analog and digital television signals over the Company’s network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also delivers and charges carriage fees for radio signals delivered over the network into subscriber’s homes.

(1)	Internet&Phone “Solo” subs: Non-cable television access customers subscribing to Internet & Phone services only
(2)	Number of subscribers at the end of the relevant period as a percentage of the number of homes passed by KDG’s network at the end of the relevant period.
(3)

Revenue generating units (“RGUs”) relate to sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but two RGUs.

Compared Operating Results for the quarters ended September 30, 2007 / September  30, 2006

We operate the business through four operating segments: Cable Access, TV/Radio, Internet & Phone, TKS, and an administrative segment which primarily includes central services and corporate activities. In the following pages we will give an overview of the development of our business based on the financial results.

To be able to compare the results for the quarters ended September 30, 2007 and September 30, 2006 certain numbers for the quarter ended September 30, 2006 have been reclassified.

Revenues

The following chart gives an overview on the Company’s revenues for the quarter ended September 30, 2007 compared to the quarter ended September 30, 2006. Total revenues for the quarter ended September 30, 2007 increased by T€ 19,884 or 7.3 % compared to the quarter ended September 30, 2006.

	Quarter Ended September 30,
	2007	2006
	T€
Cable Access	217,196	213,479
TV/Radio	44,482	40,982
Internet & Phone	25,845	12,647
TKS	6,573	7,104
Total Revenues	294,096	274,212

Cable Access

Cable Access contains all activities and services linked to the customer’s physical access to the Company’s cable network either directly to end customers or indirectly through commercial Level 4 operators or housing associations for which the Company charges a fee.

Cable access is the basis for free and paid services offered by the Company, including TV and radio services and Internet & Phone services. Recently, the Company revised its strategy of requiring cable access as a basis for subscribing to Internet & Phone. Non-cable access customers may now subscribe to Internet & Phone services.

Our cable access business generates revenues through subscription fees, installation fees and other revenues. Through our cable television access business we generated T€ 217,196 or approximately 73.9 % of our total revenues for the three months ended September 30, 2007.

•       Cable Access subscription fees paid for the access to our network and the delivery of analog and digital signals are generated from individuals, businesses and housing associations. Our current cable access offering consists of between 33 and 42 analog television channels (depending on the region served) and up to 36 analog radio channels. In April of 2006, the Company discontinued the analog access product offering for single family homes and now offers a digital access product instead. The basic digital service is offered under the brand name “Digitaler Kabelanschluss”. This product includes the digital programs offered by the public broadcasters and most of the commercial broadcasters in Germany. In total, up to 100 digital free-to-air (“FTA”) channels are now offered in the digital access product. The product has an enhanced electronic program guide (“EPG”) and access to a pay per view service. On March 1, 2007 the Company began to change the price on all access products delivered to single family homes to € 16.90 per month. The new pricing is for both the analog and digital access services. In conjunction with the new price, the Company agreed to provide the equipment to upgrade to digital access for no charge to the customer. The full impact of this change in access pricing will not become fully effective until March 2008 after all annual payers have been subject to the new price.

•       Installation and network connection fees and reimbursements. Generally, each first-time subscriber is charged an installation fee upon initial connection to our network. In addition, we generate fees and receive reimbursements for connecting newly built homes to our network.

	Quarter Ended September 30,
	2007	2006
	T€
Cable Access Subscription Fees	214,070	210,613
Installation Fees	1,755	1,676
Other Revenues	1,371	1,190
Total Cable Access Revenues	217,196	213,479

€
ARPU (4)
Cable Access	7.76	7.39

	As of September 30,
	2007	2006
	in thousand
RGU
Cable Access	9,112	9,532

For the quarter ended September 30, 2007 cable access subscription fees increased by 1.6 % which primarily resulted from a price increase implemented in March 2007. It will take until March 2008 for the full impact of the price initiative to be recognized in revenue. For new single family customers connecting to our network we offer a digital access product with a free set-top box. We will continue to increase the digital penetration in our cable households served.

(4)

Average revenue per unit (“ARPU”) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

TV/ Radio

In addition to the cable access subscription business described above, the Company offers its own pay TV product portfolio. The Company’s pay TV packages are branded as Kabel Digital Home and Kabel Digital International. Kabel Digital Home offers more than 35 basic pay TV channels within seven genres (documentaries, movies and series, sports, entertainment, kids, music and erotic) primarily dedicated to a German speaking audience. Kabel Digital International comprises more than 40 foreign language Pay TV channels catering for the demand of Germany’s largest ethnic populations such as Turkish, Russian and Polish. The Company sells its pay TV packages directly to consumers and to a lesser extent indirectly through certain Level 4 operators and additionally to an unaffiliated regional cable television operator. Under these wholesale agreements the operator typically receives a discount to our listed retail subscription fee. The Company also delivers parts of its pay TV product portfolio on a reselling basis to an unaffiliated pay TV operator.

In addition to serving its own subscriber base the Company’s digital playout center also delivers digital video signals to unaffiliated regional cable television operators in Germany for distribution to the subscribers served by these operators. The Company expects that the other operators will discontinue the use of digital playout services in the near term.

Our TV/Radio business generates revenue through subscription fees, CPE sales, carriage fees and fees for services in connection with our digital playout facility.

•       Pay TV subscription fees and CPE sales. Homes connected to our network can receive the digital programming of the public broadcasters and the major private broadcasters free of charge if they are digital cable access subscribers and have a digital receiver (set-top box) and an activated smartcard. Customers can also subscribe to the Company’s pay TV product portfolio containing Kabel Digital Home and Kabel Digital International as well as to a pay per view service. In addition, customers can subscribe to the Company's Digital Video receiver product Kabel Digital+ containing an enhanced digital receiver with integrated hard disc drive as well as more sophisticated EPG.

•       Digital carriage fees are derived for the transmission of digital television programs on behalf of third party program providers. The Company also delivers the digital television programming offered by the public broadcasters, most of the large private free-to-air (“FTA”) broadcasters and the programs transmitted by an unaffiliated pay TV operator in Germany. In addition to receiving fixed carriage fees, the unaffiliated pay television operator pays the Company a variable fee based on the revenue generated from the subscribers receiving its pay television services over the cable network.

•       Analog carriage fees. In addition to providing basic cable television services to its subscribers, the Company charges more than 210 national, regional and local television broadcasters carriage fees for delivering their television signals over the Company’s network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also charges carriage fees for radio signals delivered over the network into subscriber homes. The Company renegotiated most of its analog video carriage fee contracts at the end of 2005 which not only increased the fees paid per household reached but extended the term of the agreements and provided for simulcast of those analog signals into the digital spectrum.

•       Playout facility fees. The Company operates a digital playout facility, which in addition to serving our subscriber base with digital pay TV packages, encrypts and distributes programming received from third party program providers via leased satellite transponders to our network and to the networks of the other regional cable television operators in Germany. We expect these digital playout services offered to third parties to be discontinued in the near future.

	Quarter Ended September 30,
	2007	2006
	T€
Pay TV Subscription Fees	17,619	13,145
Analog/Digital Carriage Fees	24,967	25,333
Playout Facility Fees	268	1,004
CPE Sold	251	255
Other Digital Revenues	1,377	1,245
Total TV/Radio revenues	44,482	40,982

	€
ARPU (5)
Pay TV	7.93	7.64
Total blended TV/Radio	7.78	7.64

	As of September 30,
	2007	2006
	in thousand
RGU
Pay TV	731	601
Digital Video Recorder	38	0
Total TV/Radio RGUs	769	601

Pay TV subscription fees increased substantially by 34.0 % in the quarter ended September 30, 2007 compared to the prior period primarily resulting from a rapidly growing subscriber base. In addition, certain pricing measures positively influenced subscription revenues. We will continue to strengthen our pay TV products to achieve further growth in the pay TV segment.

Carriage fees decreased by T€ 366. Certain one-time payments of our content providers were made in 2007 concerning provisioning for 2006. The future development of carriage fees will depend on the number of subscribers connected to our network as well as the subscriber base of a Pay TV operator utilizing our network. The Company pays a portion (approximately 38%) of certain revenues derived from digital carriage fees to the unaffiliated regional operators based on the number of subscribers served. KDG recorded T€ 1,618 and T€ 1,909 pass through as cost of services rendered in the quarters ended September 30, 2007 and ended September 30, 2006, respectively.

(5)              ARPU is calculated by dividing the pay TV subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

Playout facility fees decreased by 73.3%. The Company believes that revenues related to this activity will continue to come under pressure and will be completely eliminated in the near future as the unaffiliated regional cable TV operators develop their own digital playout facility capacity.

The average pay TV ARPU increased by 3.8 % in comparison to the quarter ended September 30, 2006. This is primarily based on a price increase on certain pay TV products in September 2006.

Internet & Phone

The Company can offer Internet & Phone services to those homes which are passed by its upgraded bi-directional network (630 MHz) and where we have the ability to market our products (“Marketable Homes”). As of September 30, 2007, the Company passed approximately 10.2 million homes with upgraded network capacity and return path capability to enable two-way communications. The Company offers Internet and Phone products independently; however, most customers subscribe to bundled offerings of Internet & Phone together. Prior to September of 2007, the Internet & Phone product was only offered to customers who subscribed to cable television access. We now also offer Internet & Phone to non-cable television access subscribers. As of September 30, 2007, the Company served approximately 263 thousand subscribers which generate approximately 246 thousand Internet and 214 thousand Phone RGUs.

	Quarter Ended September 30,
	2007	2006
	T€
Subscription Fees (recurring)	24,813	12,371
Installation Fees and other non-recurring revenues	1,032	276
Total Internet & Phone Revenues	25,845	12,647

€
ARPU (6)
Kabel Internet & Kabel Phone blended	19.26	22.02

	As of September 30,
	2007	2006
	in thousand
RGU
Kabel Internet	246	117
Kabel Phone	214	95
Total Internet & Phone RGUs	460	212

Revenues for Internet & Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of customer premise equipment (“CPE”).

(6)              Average revenue per unit (“ARPU”) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

In the quarter ended September 30, 2007, total Internet & Phone revenues increased by T€ 13,198 to T€ 25,845 in comparison to the prior period. This increase was primarily due to the increased number of RGUs for the Internet & Phone products.

The Internet & Phone ARPU decreased by 12.5 % compared to the quarter ended September 30, 2006 which was driven by the increasing percentage of subscribers taking bundled products which are generally offered at a discount compared to prices for the stand-alone products. Another reason is the decrease in prices in order to be more competitive on the fast growing Internet & Phone market.

Going forward, the Company expects Internet & Phone ARPU to decrease gradually over-time due to the following factors: increasing use of promotions to attract new subscribers; the continued trend of subscribers preferring bundled products; the trend for flat rate telephony products and a further decrease of prices in this highly competitive market.

TKS - Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

TKS, a wholly owned subsidiary of KDVS, provides cable access and Internet and Phone services to NATO military personnel based in Germany. It also provides billing services for telephone customers of Deutsche Telekom AG (“DTAG”) who prefer English language bills. Additionally, TKS sells certain telecommunication products in its shops to personnel on NATO military bases such as prepaid mobile phones, cashcards, etc., and since the quarter ended December 31, 2006, contracts for mobile phone services (under the product name “TKS-Mobile”) specially designed for personnel on NATO military bases.

	Quarter Ended September 30,
	2007	2006
	T€
Billing services revenues	1,849	2,061
Internet Revenues	1,472	1,282
Mobile Phone Services	1,165	0
Cable Television Revenues	1,142	1,271
Merchandise	956	1,942
Other Revenues	-11	548
Total TKS Revenues	6,573	7,104

	As of September 30,
	2007	2006
	in thousand
Subscribers
TKS Subscriber (cable TV)	44	39

In the quarter ended September 30, 2007, TKS revenues decreased by T€ 531 or 7.5 % compared to the quarter ended September 30, 2006 primarily due to the decrease in revenues from the sale of merchandise and to a lesser extent to a decrease in revenues from billing services. Higher revenues from the new product TKS-Mobile and from Internet services are partially offsetting this negative impact.

Expenses

The following chart gives an overview on the Company’s expenses for the quarter ended September 30, 2007 compared to the quarter ended September 30, 2006. Total expenses for the quarter ended September 30, 2007 increased by T€ 13,303 or 5.4 % compared to the quarter ended September 30, 2006.

	Quarter Ended September 30,
	2007	2006
	T€
Cost of Services Rendered	148,386	145,583
Selling Expenses	79,460	72,250
General and Administrative Expenses	30,991	27,701
Total Expenses	258,837	245,534

Cost of Services Rendered

Cost of services rendered are costs related to the revenue generating business activities of the Company.

	Quarter Ended September 30,
	2007	2006
	T€
Cost of Materials and Services	81,228	76,858	(7)
Personnel Expenses	11,961	14,817	(7)
Depreciation and Amortization	36,913	32,200
Other Cost and Expenses	18,284	21,708
Total Cost of Service Rendered	148,386	145,583

In the quarter ended September 30, 2007, cost of services rendered increased by T€ 2,803 or 1.9 % compared to the quarter ended September 31, 2006. This is primarily due to the items discussed below. Included in cost of services rendered for the quarter ended September 30, 2007, are one-time costs related to the restructuring of the technical department of T€ 2,402. These costs primarily relate to external service providers. These costs should be eliminated as the restructuring process is finalized.

Cost of materials and services primarily include Service Level Agreements with DTAG (“SLA”) which are related to the lease of duct space, co-location facilities, fiber optic systems

(7)              To be able to compare the results for the quarters ended September 30, 2007 and September 30, 2006 a reclassification in the amount of T€ 3,024 for the quarter ended September 30, 2006 was effected between Cost of Materials and Services and Personnel Expenses.

and energy. In addition to SLA payments cost of materials and services include content expenses, maintenance of our network, conditional access license expenses, special services for Internet & Phone and other materials and services. In the quarter ended September 30, 2007, cost of materials and services increased by T€ 4,370 or 5.7 % compared to the quarter ended September 30, 2006.

Expenses for SLAs increased by T€ 691 to T€ 43,440 for the quarter ended September 30, 2007 from T€ 42,749 in the quarter ended September 30, 2006 primarily due to additional leased backbone.

In the quarter ended September 30, 2007 content costs, primarily for pay TV activities, increased by T€ 2,574 or 29.6 % to T€ 11,282 from T€ 8,708 in the quarter ended September 30, 2006. The increase is related to subscriber growth and the addition of certain channels.

Network expenses increased by T€ 1,057 to T€ 2,960 for the quarter ended September 30, 2007 from T€ 1,903 for the quarter ended September 30, 2006 primarily due to the continued upgrade of our networks. As long as the Company continues to upgrade the network and to add additional capacity, network cost will increase.

Costs for interconnect increased by T€ 1,378 to T€ 3,232 for the quarter ended September 30, 2007 from T€ 1,854 for the quarter ended September 30, 2006 related to the variable usage cost of phone subscribers. Interconnection costs will continue to rise with the number of phone subscribers.

Personnel expenses include wages, salaries, social security and pension costs related to the technical staff as well as expenses for the restructuring of the technical departments. In the quarter ended September 30, 2007, personnel expenses include expenses related to the restructuring in the amount of T€ 943 compared to T€ 1,167 for the quarter ended September 30, 2006. Personnel expenses adjusted by the restructuring expenses decreased by T€ 2,632 or 19.3%, primarily due to the decrease in the number of employees related to the restructuring of the technical departments.

Depreciation and amortization expenses primarily include the depreciation of the network, capitalized leased transponders and the digital platform. In the quarter ended September 30, 2007, depreciation and amortization expenses increased by T€ 4,713 or 14.6 % compared to the quarter ended September 30, 2006 primarily due to the upgrade of the network for Internet & Phone.

Other cost and expenses primarily include copyright fees, fees paid to the “Bayerische Medienanstalt”, IT, rent for technical infrastructure and other miscellaneous expenses. In the quarter ended September 30, 2007, other cost and expenses decreased by T€ 3,424 or 15.8%. To some extent this relates to decreased fees paid to the “Bayerische Medienanstalt”.

Selling Expenses

Selling expenses are expenses incurred to support the sales effort of the Company’s products and services.

	Quarter Ended September 30,
	2007	2006
	T€
Cost of Materials and Services	6,037	5,516
Personnel Expenses	16,692	17,768
Depreciation and Amortization	27,680	24,505
Other Cost and Expenses	29,051	24,461
Total Selling Expenses	79,460	72,250

In the quarter ended September 30, 2007, selling expenses increased by T€ 7,210 or 10.0 % compared to the quarter ended September 30, 2006. This is primarily due to the items discussed below.

Cost of materials and services included in selling expenses are services related to the general distribution of our product packages. In the quarter ended September 30, 2007, cost of materials remained relatively stable.

Personnel expenses include wages, salaries, social security costs, pension costs related to the sales, marketing and call-center personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for the restructuring of the marketing and sales departments. In the quarter ended September 30, 2007 personnel expenses include minor amounts related to the Management Equity Participation program and restructuring. Personnel expenses adjusted by the Management Equity Participation program and the restructuring expenses remained relatively stable, with T€ 16,523 in the quarter ended September 30, 2007 compared to T€ 16,773 in the quarter ended September 30, 2006.

Depreciation and amortization expenses primarily include the amortization of the customer list and of the capitalized sales commissions paid to the Company’s sales agents and call center representatives. The amortization period for the capitalized subscriber acquisition costs depends on the product offered and is 8.5 years for our access products corresponding to the expected average life of the contracts and 12 or 24 months for our pay TV and Internet & Phone products corresponding to the fixed contract duration. In the quarter ended September 30, 2007, expenses related to depreciation and amortization increased by T€ 3,175 or 13.0 % due to higher amortization of capitalized subscriber acquisition costs and first-time capitalization of Customer Premise Equipment.

Other cost and expenses within selling expenses primarily include costs for advertising, marketing and sales support, bad debt expenses, sales commissions and other miscellaneous expenses. In the quarter ended September 30, 2007, other selling cost and expenses increased by T€ 4,590 or 18.8 % due to increased marketing and sales expenses for the promotion of our Internet & Phone and digital products.

General and Administrative Expenses

	Quarter Ended September 30,
	2007	2006
	T€
Personnel Expenses	11,717	9,275
Depreciation and Amortization	5,818	4,116
Other Cost and Expenses	13,456	14,310
Total General and Administrative Expenses	30,991	27,701

General and administrative expenses are related to headquarter functions such as senior management, legal, regulatory, finance, human resources, purchasing, IT and investor relations. These are expenses that are not directly allocated to cost of services rendered and selling expenses. General and administrative expenses include personnel, consultants, IT, public and investor relations, rent and depreciation and amortization of software.

In the quarter ended September 30, 2007, general and administrative expenses increased by T€ 3,290 or 11.9 % compared to the prior quarter. This is primarily due to the items discussed below.

Personnel expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the quarter ended September 30, 2007 personnel expenses include non-cash expenses related to the Management Equity Participation program in the amount of T€ 1,385. In the quarter ended September 30, 2006 restructuring expenses in the amount of T€ 998 were included. Personnel expenses adjusted by Management Equity Participation program and restructuring expenses increased by T€ 1,972 to T€ 10,307 in the quarter ended September 30, 2007 from T€ 8,335 in the quarter ended September 30, 2006. This increase is primarily resulting from an increase in the number of employees.

Depreciation and amortization expenses primarily include the depreciation and amortization of IT and standard software licenses. In the quarter ended September 30, 2007, these expenses increased by T€ 1,702 or 41.4 % primarily due to the amortization related to the Company’s customer care and billing system, a new SAP system and other IT-applications and licenses.

Other cost and expenses within general and administrative expenses primarily include costs for IT, external consultants and other miscellaneous expenses. In the quarter ended September 30, 2007, other cost and expenses decreased by T€ 854 or 6.0%. This decrease primarily results from a decrease in consulting and IT expenses.

Profit from Ordinary Activities

Profit from ordinary activities for the quarter ended September 30, 2007 increased by T€ 6,560 or 21.0 % to T€ 37,803 from T€ 31,243 in the prior quarter ended September 30, 2006.

The increase is primarily related to the issues discussed in the above sections.

Interest Income

Interest income is primarily derived from bank deposits. In the quarter ended September 30, 2007 interest income increased by T€ 894 to T€ 1,302 from T€ 408 in the past quarter. The increase primarily results from our hedge activity.

Interest Expenses

Interest expenses include interest accrued on bank loans, the Company’s 2014 Senior Notes, amortization of financing fees, interest on finance leases and other interest. Interest Expenses increased by T€ 4,949 or 12.0 % for the quarter ended September 30, 2007, compared to the quarter ended September 30, 2006 primarily due to increased expenses related to the Senior Credit Facility.

Included in interest expenses for the quarter ended September 30, 2006 is a negative adjustment of T€ 1,386 related to a retroactive reassessment of the Company’s hedge relationship.

	Quarter Ended September 30,
	2007	2006
	T€
Senior Notes	19,616	19,616
Senior Credit Facility	19,911	16,918
Interest Hedge	2,938	1,346
Amortization of Capitalized Finance Fees	2,079	2,356
Finance Lease	727	599
Pensions	349	302
Asset Retirement Obligations	245	222
Other	378	-65
Total Interest Expenses	46,243	41,294

Outstanding interest bearing indebtedness as of September 30, 2007 increased by T€ 60,000 or 3.1 % to T€ 2,005,553 from T€ 1,945,553 as of September 30, 2006 due to higher capital need for the purchase of shares.

Accretion or Depreciation on Investments and other Securities

There was no Accretion or Depreciation on Investments and other Securities for the quarter ended September 30, 2007 and for the quarter ended September 30, 2006.

Income from Associates

For the quarter ended September 30, 2007 income increased by T€ 156 to T€ 350 from T€ 194 in the quarter ended September 30, 2006.

Loss before Taxes

Loss before taxes for the quarter ended September 30, 2007 decreased by T€ 2,662 or 28.2 % to T€ 6,787 from T€ 9,449 in the prior quarter ended September 30, 2006.

Taxes

Income from taxes for the quarter ended September 30, 2007 amounted to T€ 9,935 compared to tax expenses of T€ 380 in the quarter ended September 30, 2006. For the quarter ended September 30, 2007 taxes are comprised of deferred tax income in the amount of T€ 10,865 and current income tax expenses of T€ 930. Basically, this high deferred tax income and the current income tax expenses resulted from the first-time application of the corporate tax reform 2008, particularly the change of the effective tax rate from 39.19 % to 29.79%.

Net Profit / Net Loss

For the quarter ended September 30, 2007 a net profit of T€ 3,147 was recorded whereas in the quarter ended September 30, 2006 a net loss of T€ 9,829 was recorded.

The increase in net profit is related to the issues discussed in the above sections.

Adjusted EBITDA

Earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to our Management Equity Participation Program and non-cash restructuring expenses (“Adjusted EBITDA”) increased by T€ 15,570 or 16.4 % to T€ 110,736 in the quarter ended September 30, 2007 from T€ 95,166 for the quarter ended September 30, 2006. The increase primarily relates to the rate increase implemented in relation to the roll-out of the digital access product to the Company’s customer base and the growth in subscription revenues from pay TV, Internet & Phone offerings. In regard to the cost and expenses, approximately T€ 2,402 of total cost and expenses are related to the restructuring of the technical department and are one time in nature. Adjusted EBITDA is not a recognized accounting term and should not be used as a measure of liquidity. However, Adjusted EBITDA is a common term used to compare the operating activities of cable television companies.

	Quarter Ended September 30,
	2007	2006
	T€
Profit/Loss from Ordinary Activities	37,803	31,243
Depreciation and Amortization	70,411	60,821
MEP related non-cash Expenses	1,549	-50
Restructuring Expenses	973	3,152
Adjusted EBITDA	110,736	95,166

Segment Reporting

The following table reflects the allocation of adjusted EBITDA to Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation(8) for the quarter ended September 30, 2007:

	Cable		Internet &		Recon-
	Access	TV/Radio	Phone	TKS	ciliation(8)	Total
	T€	T€	T€	T€	T€	T€
Profit (Loss) from Ordinary Activities	69,798	6,673	-8,797	547	-30,418	37,803
Depreciation and Amortization	51,189	4,514	8,082	414	6,212	70,411
MEP Delated non-cash Income/Expenses	106	14	44	0	1,385	1,549
Restructuring Expenses	995	0	0	0	-22	973
Adjusted EBITDA	122,088	11,201	-671	961	-22,843	110,736

(8)

Reconciliation primarily includes corporate and administrative functions of the Company such as senior management, legal and regulatory, finance, controlling, human resources, internal audit, corporate communication, investor relations, purchasing, IT and corporate finance.

Compared Operating Results for the six months ended September 30, 2007/ September 30, 2006

To be able to compare the results for the six months ended September 30, 2007 and September 30, 2006 certain numbers for the six months ended September 30, 2006 have been reclassified.

Revenues

The following chart gives an overview on the Company’s revenues for the six months ended September 30, 2007 compared to the six months ended September 30, 2006. Total revenues for the six months ended September 30, 2007 increased by T€ 43,903 or 8.1 % compared to the six months ended September 30, 2006.

	Six Months Ended September 30,
	2007	2006
	T€
Cable Access	433,929	424,200
TV/Radio	87,430	80,900
Internet & Phone	48,328	21,692
TKS	14,097	13,089
Total Revenues	583,784	539,881

Cable Access

	Six Months Ended September 30,
	2007	2006
	T€
Cable Access Subscription Fees	428,220	419,533
Installation Fees	3,298	2,882
Other Revenues	2,411	1,785
Total Cable Access Revenues	433,929	424,200

€
ARPU (9)
Cable Access	7.75	7.35

	As of September 30,
	2007	2006
	in thousand
RGU
Cable Access	9,112	9,532

For the six months ended September 30, 2007 cable access subscription fees increased by 2.1 % which primarily resulted from the introduction in April 2006 of the new product

(9)    ARPU is calculated by dividing the pay TV subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

“Digitaler Kabelanschluss” with a higher price and from a price increase implemented in March 2007. It will take until March 2008 for the full impact of the price initiative to be recognized in revenue. For new single family customers connecting to our network we offer a digital access product with a free set-top box. We will continue to increase the digital penetration in our cable households served.

The primary factor responsible for the increase of installation fees relates to higher installation fees for the new product “Digitaler Kabelanschluss” implemented in April 2006. Installation fees are expected to remain at current levels.

TV /Radio

	Six Months Ended September 30,
	2007	2006
	T€
Pay TV Subscription Fees	34,702	24,287
Analog/Digital Carriage Fees	49,152	51,613
Playout Facility Fees	537	2,199
CPE Sold	441	505
Other Digital Revenues	2,598	2,296
Total TV/Radio revenues	87,430	80,900

	€
ARPU(10)
Pay TV	8.02	7.46
Total TV/Radio blended	7.94	7.46

	As of September 30,
	2007	2006
	in thousand
RGU
Pay TV	731	601
Digital Video Recorder	38	0
Total TV/Radio RGUs	769	601

Pay TV subscription fees increased substantially by 42.9 % in the six months ended September 30, 2007 compared to the prior period primarily resulting from a rapidly growing subscriber base. In addition, certain pricing measures positively influenced subscription revenues. We will continue to strengthen our pay TV products to achieve further growth in the pay TV segment.

Carriage fees decreased by T€ 2,461 due to changes in the business model of our unaffiliated pay TV operator and its loss of subscribers and reduction of APRU. In addition, certain one-time payments of our content providers were made in 2006 concerning provisioning for 2005. The future development of carriage fees will depend on the number of subscribers connected to our network as well as the subscriber base of a Pay TV operator utilizing our network. The

(10) ARPU is calculated by dividing the pay TV subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

Company pays a portion (approximately 38%) of certain revenues derived from digital carriage fees to the unaffiliated regional operators based on the number of subscribers served. KDG recorded T€ 3,243  and T€ 4,639 pass through as cost of services rendered in the six months ended September 30, 2007 and ended September 30, 2006, respectively.

Playout facility fees decreased by 75.6%. The Company believes that revenues related to this activity will continue to come under pressure and will be completely eliminated in the near future as the unaffiliated regional cable TV operators began to develop their own digital playout facility capacity.

The primary factor for the 12.7 % decline of revenues from CPE sold is related to the fact that beginning in May 2005 we began to provide the CPE for certain products to the customer during its contract period for free.

The average pay TV ARPU increased by 7.5 % in comparison to the six months ended September 30, 2006. This is primarily based on a price increase on certain pay TV products in September 2006.

Internet & Phone

	Six Months Ended September 30,
	2007	2006
	T€
Subscription Fees (recurring)	46,601	21,095
Installation Fees and other non-recurring revenues	1,727	597
Total Internet & Phone Revenues	48,328	21,692

€
ARPU(11)
Kabel Internet & Kabel Phone blended	19.75	22.18

	As of September 30,
	2007	2006
	in thousand
RGU
Kabel Internet	246	117
Kabel Phone	214	95
Total Internet & Phone RGUs	460	212

Revenues for Internet & Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of CPE.

In the six months ended September 30, 2007, total Internet & Phone revenues increased by T€ 26,636 in comparison to the prior period. This increase was primarily due to the increased number of RGUs for the Internet & Phone products.

(11) Average revenue per unit ("ARPU") is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period

The Internet & Phone ARPU decreased by 11.0 % compared to the six months ended September 30, 2006 which was driven by the increasing percentage of subscribers taking bundled products which are generally offered at a discount compared to prices for the stand-alone products. Another reason is the decrease in prices in order to be more competitive on the fast growing Internet & Phone market.

Going forward, the Company expects Internet & Phone ARPU to decrease gradually over-time due to the following factors: increasing use of promotions to attract new subscribers; the continued trend of subscribers preferring bundled products; the trend for flat rate telephony products and a further decrease of prices in this highly competitive market.

TKS - Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

	Six Months Ended September 30,
	2007	2006
	T€
Billing services revenues	3,869	3,969
Internet Revenues	3,246	2,468
Mobile Phone Seivices	2,676	0
Cable Television Revenues	2,362	2,511
Merchandise	1,972	3,452
Other Revenues	-28	689
Total TKS Revenues	14,097	13,089

	As of September 30,
	2007	2006
	in thousand
Subscribers
TKS Subscriber (cable TV)	44	39

In the six months ended September 30, 2007, TKS revenues increased by T€ 1,008 or 7.7 % compared to the six months ended September 30, 2006 primarily due to higher revenues from the new product TKS-Mobile and Internet services. Partially offsetting this positive impact was a decrease in revenues from the sale of merchandise.

Expenses

The following chart gives an overview on the Company’s expenses for the six months ended September 30, 2007 compared to the six months ended September 30, 2006. Total expenses for the six months ended September 30, 2007 increased by T€ 34,211 or 7.1 % compared to the six months ended September 30, 2006.

	Six Months Ended September 30,
	2007	2006
	T€
Cost of Services Rendered	294,047	280,230
Selling Expenses	159,644	144,422
General and Administrative Expenses	59,341	54,169
Total Expenses	513,032	478,821

Cost of Services Rendered

Cost of services rendered are costs related to the revenue generating business activities of the Company.

	Six Months Ended September 30,
	2007	2006
	T€
Cost of Materials and Services	159,257	148,275	(12)
Personnel Expenses	25,850	27,755	(12)
Depreciation and Amortization	72,772	63,208
Other Cost and Expenses	36,168	40,992
Total Cost of Service Rendered	294,047	280,230

In the six months ended September 30, 2007, cost of services rendered increased by T€ 13,817 or 4.9 % compared to the six months ended September 30, 2006. This is primarily due to the items discussed below. Included in cost of services rendered for the six months ended September 30, 2007, are one-time costs related to the restructuring of the technical department of T€ 3,875. These costs primarily relate to external service providers. These costs should be eliminated as the restructuring process is finalized.

Cost of materials and services primarily include Service Level Agreements with DTAG (“SLA”) which are related to the lease of duct space, co-location facilities, fiber optic systems and energy. In addition to SLA payments cost of materials and services include content expenses, maintenance of our network, conditional access license expenses, special services for Internet & Phone and other materials and services. In the six months ended September 30, 2007, cost of materials and services increased by T€  10,982 or 7,4 % compared to the six months ended September 30, 2006.

(12)    To be able to compare the results for the quarters ended September 30, 2007 and September 30, 2006 a reclassification in the amount of T€ 6,188 for the quarter ended September 30, 2006 was effected between Cost of Materials and Services and Personnel Expenses.

Expenses for SLAs increased by T€ 2,316 to T€ 87,142 for the six months ended September 30, 2007 from T€ 84,826 for the six months ended September 30, 2006 primarily due to additional leased backbone.

In the six months ended September 30, 2007 content costs, primarily for pay TV activities, increased by T€ 6,389 or 40.5 % to T€ 22,180 for the six months ended September 30, 2007 from T€ 15,791 in the six months ended September 30, 2006. The increase is related to subscriber growth and the addition of certain channels.

Network expenses increased by T€ 3,162 to T€ 6,504 for the six months ended September 30, 2007 from T€ 3,342 for the six months ended September 30, 2006 primarily due to the continued upgrade of our networks. As long as the Company continues to upgrade the network and to add additional capacity, network cost will increase.

Costs for interconnect increased by T€ 3,024 to T€ 6,150 for the six months ended September 30, 2007 from T€ 3,126 for the six months ended September 30, 2006 related to the variable usage cost of phone subscribers. Interconnection costs will continue to rise with the number of phone subscribers.

Expenses for CPE (modems and receiver) and installation decreased by T€ 3,316 to T€ 308 for the six months ended September 30, 2007 from T€ 3,624 for the six months ended September 30, 2006 primarily related to a change in the product offering which resulted in the capitalization of CPE. In November 2006 the Company changed the standard customer contract for Internet & Phone so that the CPE remains in possession of the Company. Therefore, the CPE and associated installation costs are capitalized and will continue to decrease in the future.

Personnel expenses include wages, salaries, social security and pension costs related to the technical staff as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the six months ended September 30, 2007, personnel expenses include expenses related to the restructuring in the amount of T€ 943 compared to T€ 1,167 for the six months ended September 30, 2006 and minor amounts related to the Management Equity Participation program. Personnel expenses adjusted by the restructuring expenses and the Management Equity Participation program decreased by T€ 1,678 or 6.3%, primarily due to the decrease in the number of employees related to the restructuring of the technical departments.

Depreciation and amortization expenses primarily include the depreciation of the network, capitalized leased transponders and the digital platform. In the six months ended September 30, 2007, depreciation and amortization expenses increased by T€ 9,564 or 15.1 % compared to the six months ended September 30, 2006 primarily due to the increased investment related to the upgrade of the network for Internet & Phone.

Other cost and expenses primarily include copyright fees, fees paid to the “Bayerische Medienanstalt”, IT, rent for technical infrastructure and other miscellaneous expenses. In the six months ended September 30, 2007, other cost and expenses decreased by T€ 4,824 or

11.8%. To some extent this relates to decreased fees paid to the “Bayerische Medienanstalt”.

Selling Expenses

Selling expenses are incurred to support the sales effort of the Company’s products and services.

	Six Months Ended September 30,
	2007	2006
	T€
Cost of Materials and Services	11,619	11,084
Personnel Expenses	34,014	32,574
Depreciation and Amortization	53,753	46,924
Other Cost and Expenses	60,258	53,840
Total Selling Expenses	159,644	144,422

In the six months ended September 30, 2007, selling expenses increased by T€ 15,222 or 10.5 % compared to the six months ended September 30, 2006. This is primarily due to the items discussed below.

Cost of materials and services included in selling expenses are services related to the general distribution of our product packages. In the six months ended September 30, 2007, cost of materials remained relatively stable.

Personnel expenses include wages, salaries, social security costs, pension costs related to the sales, marketing and call-center personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for the restructuring of the marketing and sales departments. In the six months ended September 30, 2007 personnel expenses include expenses related to the Management Equity Participation program in the amount of T€ 348 compared to T€ 2,282 MEP related income in the six months ended September 30, 2006. In the six months ended September 30, 2006 personnel expenses include restructuring expenses in the amount of T€ 987. Personnel expenses adjusted by the Management Equity Participation program and the restructuring expenses remained relatively stable, with T€ 33,661 in the six months ended September 30, 2007 compared to T€ 33,869 in the six months ended September 30, 2006.

Depreciation and amortization expenses primarily include the amortization of the customer list and of the capitalized sales commissions paid to the Company’s sales agents and call center representatives. The amortization period for the capitalized subscriber acquisition costs depends on the product offered and is 8.5 years for our access products corresponding to the expected average life of the contracts and 12 or 24 months for our pay TV and Internet & Phone products corresponding to the fixed contract duration. In the six months ended September 30, 2007, expenses related to depreciation and amortization increased by T€ 6,829 or 14.6 % due to higher amortization of capitalized subscriber acquisition costs and capitalization of CPE.

Other cost and expenses within selling expenses primarily include costs for advertising, marketing and sales support, bad debt expenses, sales commissions and other miscellaneous expenses. In the six months ended September 30, 2007, other selling cost and expenses increased by T€ 6,418 or 11.9%.

General and Administrative Expenses

	Six Months Ended September 30,
	2007	2006
	T€
Personnel Expenses	23,504	18,731
Depreciation and Amortization	11,380	8,050
Other Cost and Expenses	24,457	27,388
Total General and Administrative Expenses	59,341	54,169

General and administrative expenses are related to headquarter functions such as senior management, legal, regulatory, finance, human resources, purchasing, IT and investor relations. These are expenses that are not directly allocated to cost of services rendered and selling expenses.

In the six months ended September 30, 2007, general and administrative expenses increased by T€ 5,172 or 9.5 % compared to the six months in the same period in the prior year. This is primarily due to the items discussed below.

Personnel expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the six months ended September 30, 2007 personnel expenses include non-cash expenses related to the Management Equity Participation program in the amount of T€ 2,831 compared to T€ 772 in the six months ended September 30, 2006. Also included were restructuring expenses in the amount of T€ 25 for the six months ended September 30, 2007 compared to T€ 998 for the six months ended September 30, 2006. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased to T€ 20,648 in the six months ended September 30, 2007 from T€ 16,961 in the quarter ended September 30, 2006. This increase is primarily resulting from an increase in the number of employees.

Depreciation and amortization expenses primarily include the depreciation and amortization of IT and standard software licenses. In the six months ended September 30, 2007, these expenses increased by T€ 3,330 or 41.4 % primarily due to the amortization related to the Company’s customer care and billing system, a new SAP system and other IT-applications and licenses.

Other cost and expenses within general and administrative expenses primarily include costs for IT, external consultants and other miscellaneous expenses. In the six months ended September 30, 2007, other cost and expenses decreased by T€ 2,931 or 10.7%. This decrease primarily results from a decrease in IT expenses.

Profit from Ordinary Activities

Profit from ordinary activities for the six months ended September 30, 2007 increased by T€ 10,467 or 15.9 % to T€ 76,264 for the six months ended September 30, 2007 from T€ 65,797 in the prior six months ended September 30, 2006.

The increase is primarily related to the issues discussed in the above sections.

Interest Income

Interest income is primarily derived from bank deposits. In the six months ended September 30, 2007 interest income increased by T€ 709 or 54.7 % to T€ 2,004 from T€ 1,295 in the six months in the same period last year.

Interest Expenses

Interest expenses include interest accrued on bank loans, the Company’s 2014 Senior Notes, amortization of financing fees, interest on finance leases and other interest. Interest Expenses increased by T€ 1,741 or 2.2 % for the six months ended September 30, 2007, compared to the six months ended September 30, 2006 primarily due to increased expenses regarding the Senior Credit Facility in the amount of T€ 3,661. The amount of amortized capitalized finance fees decreased by T€ 1,981 to T€ 4,036 for the six months ended September 30, 2007 from T€ 6,017 for the six months ended September 2006.

Included in interest expenses for the six months ended September 30, 2006 is a positive adjustment of T€ 2,710 related to a retroactive reassessment of the Company’s hedge relationship.

	Six Months Ended September 30,
	2007	2006
	T€
Senior Notes	39,232	39,232
Senior Credit Facility	37,274	33,613
Amortization of Capitalized Finance Fees	4,036	6,017
Finance Lease	1,490	1,217
Pensions	697	593
Asset Retirement Obligations	484	444
Interest Hedge	-2,200	-3,317
Other	462	1,935
Total Interest Expenses	81,475	79,734

Outstanding interest bearing indebtedness as of September 30, 2007 increased by T€ 60,000 or 3.1 % to T€ 2,005,553 from T€ 1,945,553 as of September 30, 2006 due to higher capital need for the purchase of shares.

Accretion or Depreciation on Investments and other Securities

In the six months ended September 30, 2007 expenses in the amount of T€ 2,337 were recorded whereas in the six months ended September 30, 2006 income in the amount of T€ 265 were recorded. 2007 expenses result mainly from a devaluation of the Company’s investment in current investments.

Income from Associates

For the six months ended September 30, 2007 income decreased by T€ 152 or 21.2 % to T€ 564 from T€ 716 in the six months ended September 30, 2006.

Loss before Taxes

Loss before Taxes for the six months ended September 30, 2007 decreased by T€ 6,681 or 57.3 % to T€ 4,980 from T€ 11,661 in the prior quarter ended September 30, 2006.

Taxes

For the six months ended September 30, 2007 income from taxes amounted to T€ 3,865 compared to tax expenses of T€ 11,261 in the six months ended September 30, 2006. Taxes for the six months ended September 30, 2007 are comprised of deferred tax income in the amount of T€ 6,062 and current income tax expenses in the amount of T€ 2,197 . Basically, this deferred tax income and the current income tax expenses resulted from the first-time application of the corporate tax reform of 2008, particularly the change of the effective tax rate from 39.19 % to 29.79%.

Net Loss

For the six months ended September 30, 2007 net loss decreased by T€ 21,807 or 95.1 % to T€ 1,115 from T€ 22,922 for the six months ended September 30, 2006.

The decrease in net loss is related to the issues discussed in the above sections.

Adjusted EBITDA

Earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to our Management Equity Participation Program and non-cash restructuring expenses (“Adjusted EBITDA”) increased by T€ 32,697 or 17.6 % to T€ 218,321 in the six months ended September 30, 2007 compared to T€ 185,624 in the six months ended September 30, 2006. The increase primarily relates to the rate increase implemented in relation to the roll-out of the digital access product to the Company’s customer base and the growth in subscription revenues from pay TV, Internet & Phone. In regard to the cost and expenses, approximately T€ 3,875 of total cost and expenses are related to the restructuring of the technical department and are one time in nature. Adjusted EBITDA is not a recognized accounting term and should not be used as a measure of liquidity. However, Adjusted EBITDA is a common term used to compare the operating activities of cable television companies.

	Six Months Ended September 30,
	2007	2006
	T€
Profit/Loss from Ordinary Activities	76,264	65,797
Depreciation and Amortization	137,905	118,182
MEP related non-cash Expenses	3,179	-1,507
Restructuring Expenses	973	3,152
Adjusted EBITDA	218,321	185,624

Segment Reporting

The following table reflects the allocation of adjusted EBITDA to Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation(13) for the six months ended September 30, 2007:

	Cable		Internet &		Recon-
	Access	TV/Radio	Phone	TKS	ciliation(13)	Total
	T€	T€	T€	T€	T€	T€
Profit (Loss) from Ordinary Activities	137,098	12,594	-17,408	2,555	-58,575	76,264
Depreciation and Amoitzation	102,240	8,661	14,281	763	11,960	137,905
MEP related non-cash Income/Expenses	225	31	92	0	2,831	3,179
Restructuring Expenses	995	0	0	0	-22	973
Adjusted EBITDA	240,558	21,286	-3,035	3,318	-43,806	218,321

Cash Flow for the Six Months Ended September 30, 2007 Compared to the Six Months Ended September 30, 2006

For the six months ended September 30, 2007, our cash balance amounted to T€ 15,339 and we had T€ 225,000 available under our revolving credit line.

On July 19, 2007 the existing revolver under Tranche B of the Senior Credit Facility was increased by T€ 125,000 to T€ 325,000 from T€ 200,000.

To sell pay TV and Internet & Phone services, we will need to devote considerable resources to our development, distribution and marketing efforts. As a result, our principal uses of cash will be to fund the development, marketing and distribution of new products and for capital expenditures related to upgrading of our network to bi-directional capability, as well as to fund working capital and our interest bearing debt service.

The following table shows a condensed version of our cash flow for the period ended September 30, 2007 and 2006:

	Six Months ended September30,
	2007	2006
	T€
Cash Flow from Operating Activities	94,640	61,170
Net Cash used in Investing Activitie s	-139,230	-104,528
Net Cash from/used in Financing Activities	5,821	-143,916

Change in Cash and Cash Equivalents	-38,769	-187,274
Cash and Cash Equivalents at the beginnig of the period	54,108	225,092
Accretion/Depreciation on Investments and Other Securities	0	265
Cash and Cash Equivalents at the end of the period	15,339	38,083

(13)

Reconciliation primarily includes corporate and administrative functions of the Company such as senior management, legal and regulatory, finance, controlling, human resources, internal audit, corporate communication, investor relations, purchasing, IT and corporate finance.

Cash flow from Operating Activities

Our cash flow provided from operating activities in the six months ended September 30, 2007 increased by T€ 33,470 or 54.7 % compared to the six months ended September 30, 2006.

Net Cash used in Investing Activities

Net cash used in investing activities increased by T€ 34,702 or 33.2 % for the six months ended September 30, 2007.

Net Cash from /used in Financing Activities

Net cash from financing activities amounts to T€ 5,821 in the six months ended September 30, 2007. Included in the cash flow from financing activities are proceeds in the amount of T€ 251,000 from Facility B and repayments of T€ 151,000. T€ 90,642 was used to pay interest and transaction costs.

Net cash used in financing activities amounted to T€ -143,916 in the six months ended September 30, 2006. Included was the repayment of T€ 75,848 of our senior credit facilities in relation to the refinancing in May 2006. This new senior credit facilities are comprised of two facilities, a T€ 1,150,000 term loan facility (Tranche A) and a T€ 200,000 revolving credit facility (Tranche B) which has been increased to T€ 325,000 in July 2007. Tranches A and B mature on September 30, 2012.

Capital Expenditures

In the six months ended September 30, 2007, the Company invested approximately T€ 106,316 in capital expenditures. Of this amount approximately T€ 56,116 was invested primarily in the upgrade of the network for Internet & Phone services. Capital expenditures related to IT-Hardware, licenses, software and intangible assets amounted to T€ 23,166 for the six months ended September 30, 2007.

The Risk Management-System for KDG

During the course of the previous business year, an organization-wide risk management system was introduced at Kabel Deutschland.

The implementation of the risk management organization including the publication of the risk management manual and the assignment of functions to management was carried out in 2006.

The risk management system is an integral component of all processes within our organization. It is designed to ensure that unplanned developments can be identified early and actively controlled by management.

History has shown that KDG’s risk environment can change quickly and unexpectedly as a result of various situations and influences. It is therefore necessary to be able to react quickly so that no situation can cause substantial damage to the existence or have long-term impact on the assets, the financial position and earnings.

The decisions made on the identification and the taking of risks are generally made in the operating units. The management of KDG are therefore also risk managers. This means that the competences for the responsibility and the control of risks lie with them. The system is supported by the central risk management unit which carries out risk controlling. The separation of functions is thus ensured.

Risk controlling has process responsibility and produces the quarterly reports for the Management Board which enable detailed transparency of the risk situation. In particular cases and in the event of determined limits in the early warning system being exceeded, immediate reporting is put in place alongside the regular standard reports. Furthermore, risk controlling is responsible for the continuous development of the risk management system and for setting organization-wide standards. Risks which overlap departments are also monitored here.

Risks Associated with our Business

The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations.

•     We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

•     We may not be able to renew our existing contracts with Level 4 operators and housing associations upon their expiration on commercially attractive terms, if at all, or attract new subscribers by entering into new contracts with Level 4 operators and housing associations.

•     Level 4 operators and large housing associations may seek to reduce their signal delivery costs through clustering, which could adversely affect our profitability.

•     We rely on DTAG and certain of its affiliates for a significant part of our network.

•     U.S. military redeployment may adversely impact our TKS business.

•     Failure to control customer churn may adversely affect our business.

•     We do not have guaranteed access to programs and are dependent on agreements with certain program providers, which may adversely affect our profitability.

•     Our business is subject to rapid changes in technology and if we fail to respond to technological developments, our business may be adversely affected.

•     If we fail to introduce new or enhanced products and services successfully, our revenues and margins could be lower than expected.

•     Failure to maintain and upgrade our cable television network or make other network improvements could have a material adverse effect on our operations and impair our financial condition.

•     The occurrence of events beyond our control could result in damage to our cable television network and digital playout facility.

•     The functionality of our encryption system could be compromised by illegal piracy, leading to a material adverse effect on our business.

•     The installation of a new information technology system and changes to our financial accounting systems and personnel may result in higher costs than expected.

•     Our subscriber data may not be representative of our actual results and data.

•     Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

•     Uncertainties as to copyright laws may adversely affect our ability to conduct our business.

•     The interests of our principal shareholders may be inconsistent with the interests of the holders of Senior Notes and of each other.

•     We may pursue acquisitions that, if consummated, could decrease the availability of cash to repay our indebtedness and may adversely affect our business if we cannot effectively integrate these new operations.

Risks Relating to Regulatory and Legislative Matters

•     We are subject to significant government regulation, which may increase our costs and otherwise adversely affect our business, and further changes could also adversely affect our business.

•     The Federal Network Agency (“FNA” – “Bundesnetzagentur”) has declared within a regulatory ordinance as of April 2007 that we have significant market power (“SMP”) in our regional, network based cable television market in which we operate. In it’s decision the FNA has imposed certain remedies for the feed-in market for broadcasters (“Einspeisemarkt”) and the signal delivery market to Level 4 operators (“Signallieferungsmarkt”).

•     Due to regulation we do not have complete control over the prices that we charge to broadcasters or through wholesale offers to Level 4 operators, and this may adversely affect our future cash flows and profitability. This may also affect our pricing flexibility for housing associations and subscribers.

•     We are required to carry certain programs on our network, which may adversely affect our competitive position and results of operations (must carry).

•     Analog television and radio distribution may be phased out, which may adversely affect our competitive position and could result in increased costs or a loss of revenue.

•     Changes in German tax law may mean that we will not be able to fully deduct interest on our debt instruments. In any such event, we may choose to release guarantees in favor of the Senior Notes, which would require us to fund the repurchase of the Senior Notes outstanding at such time.

Risks Relating to our Indebtedness and our Structure

Our high leverage and debt service obligations could materially adversely affect our business, financial condition or results of operations.

Management retained a third party independent auditor to perform an evaluation of the net assets of KDVS under German valuation standards in 2004. The results indicate that the net assets held by the Company are substantially undervalued based on the appraisal. The Company has consummated a corporate reorganization which allowed it to recognize the unrealized value in the German GAAP stand-alone commercial balance sheets of KDVS and KDG GmbH. The Company foresees no issues with meeting all of its financial obligations on a timely basis or with over-indebtedness.

We are highly leveraged and have significant debt service obligations. As of September 30, 2007 we had T€ 2,005,553 of indebtedness (before netting with transaction cost and exchange rate effects; excluding a further T€ 225,000 of borrowing capacity available under our revolving credit facility of which T€ 100,000 were drawn by KDG at the balance sheet date), of which T€ 1,150,000 was term indebtedness under the Senior Credit Facility Term A, T€ 100,000 was term indebtedness under the Senior Credit Facility Term B and T€ 755,553 was indebtedness under the Senior Notes. We anticipate that our high leverage will continue for the foreseeable future.

Under U.S. GAAP, certain of the obligations under the SLAs could be treated as capital lease obligations, which would adversely affect our leverage; however, these SLAs are generally not treated as indebtedness under the indenture governing the Senior Notes (including for purposes of the consolidated leverage ratio).

Our high leverage could have important consequences, including, but not limited to:

•     increasing our vulnerability to a downturn in our business or economic and industry conditions;

•     limiting our ability to obtain additional financing to fund future operations, capital expenditures, business opportunities and other corporate requirements;

•     requiring the dedication of a substantial portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, which means that these cash flows will not be available to fund our operations, capital expenditures or other corporate purposes; and

•     limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industries in which we operate.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations.

We may incur substantial additional indebtedness in the future. The terms of the Senior Credit Facilities and the indenture governing the Senior Notes restrict us from incurring additional indebtedness, but do not prohibit us from doing so. In addition, the terms of the Senior Credit Facilities and the indenture governing the Senior Notes do not restrict our parent companies from incurring future indebtedness for any purpose, including the funding of further distributions to our ultimate shareholders. The incurrence of additional indebtedness would increase the leverage-related risks described in this report.

We require a significant amount of cash to service our debt, and our ability to generate sufficient cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, and to fund future operations and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these “Risk Factors” and elsewhere in this management report.

We cannot assure that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, or to fund our other liquidity needs.

If our future cash flows from operations and other capital resources (including borrowings under the Senior Credit Facilities) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may, inter alia, be forced to:

•     reduce or delay our business activities and capital expenditures;

•     sell assets;

•     obtain additional debt or equity capital; or

•     restructure or refinance all or a portion of our debt on or before maturity.

We cannot assure that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our debt, including the Senior Notes and the Senior Credit Facilities, limit, and any future debt may limit, our ability to pursue any of these alternatives.

We are subject to significant restrictive debt covenants, which limit our operating flexibility.

The Senior Credit Facilities and the indenture governing the Senior Notes contain covenants significantly restricting our ability to, among other things:

•     incur or guarantee additional indebtedness;

•     pay dividends or make other distributions or repurchase or redeem our stock;

•     make investments or other restricted payments;

•     dispose of assets;

•     create liens;

•     enter into certain transactions with affiliates;

•     enter into agreements that restrict our subsidiaries’ ability to pay dividends; and

•     consolidate, merge or sell all or substantially all of our assets.

These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

The Senior Credit Facilities also require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet these ratios and tests. In the event of a default under the Senior Credit Facilities or certain other defaults under other agreements, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross-default or cross-acceleration provisions, including the Senior Notes, may, as a result, also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances.

We undertook an Asset Step-Up in the fiscal year 2004 and may undertake further Asset Step-Ups in the future that may be prejudicial to our existing business and subject KDG to additional liability.

We are exposed to foreign exchange risk that may adversely affect our financial condition and results of operations.

Risks associated with Financial Instruments

The Company is exposed to market risks from changes in interest rates and currency exchange rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through the use of derivative financial instruments. The main strategy is to avoid or to mitigate risks, e.g. currency risks (by entering into currency swaps) or the risk of varying interest payments (by entering into payer swaps and buying caps).

Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from operating, financing and investing activities. In accordance with IAS 39, all derivative financial instruments are accounted for at fair value. Changes in the fair value of the derivative financial instruments for which hedge accounting is used are either disclosed in profit and loss or in equity under the fair value reserve, depending on whether it is a fair value hedge or a cash flow hedge.

In the interest rate swaps, the variable interest rates (EURIBOR) on the Company’s bank loans are effectively exchanged for a fixed interest rate of 3.705 % per annum. The Company entered into interest rate swaps with a notional amount of T€ 778,125 which will be amortized through 2009. As per September 30, 2007, the notional amount is T€ 527,391.

These swaps entitle the Company to receive a payment from the counter-party if the market variable interest rate exceeds the fixed interest rate, and oblige the Company to make a payment to the counter-party if the fixed interest rate exceeds the market variable interest rate. These types of agreements are entered into to effectively convert the interest rates on the Company’s long-term liabilities to banks from variable to fixed.

In 2003 one of the Company’s subsidiaries also purchased interest rate caps of 4.2 % per annum with a notional amount of T€ 259,375 which will be amortized through 2009. As per September 30, 2007, the notional amount is T€ 175,797. These caps entitle the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

With respect to the Company’s 2014 Senior Notes, the Company also entered into a hedge agreement swapping 100 % of the US-Dollar denominated principal (TUSD 610,000) and interest payments into Euro denominated principal and interest payments at a fixed rate over 5 consecutive years with various banks. The agreed exchange rate is USD 1.2066 for each EURO. The weighted average Euro fixed rate across all hedge banks is 10.2046%.

Estimation of the Overall Risk Situation

In summary, we can determine that the existence of KDG and the interests of the Management Board were at no time under threat. Furthermore, we have presently no knowledge of any other developments which could pose such a threat to the existence, the assets, the financial situation and profits of KDG.

Altogether, we identify the risk situation of KDG as controlled and sustainable.

Business Opportunities

We currently hold a leading position in German cable television distribution. We aim to build on this strong market position and leverage our high quality infrastructure to also become a leading provider of digital video, broadband Internet & Phone services in Germany. The Company will continue to actively seek to improve operating efficiency and marketability of products.

Subsequent Events

On August 21, 2007 RKS TELECOM Süd-West GmbH (seller) and Kabel Deutschland Vertriebs- und Service GmbH (buyer) concluded a sales contract on the sale and transfer of national net level 3 and 4 cable networks and headends in the amount of T€ 20,000. The sale is effective after FCO clearance and purchase price payment. FCO clearance occurred on October 11, 2007, the purchase price payment is still outstanding.

On September 20, 2007, KDG announced the signing of a purchase agreement with the Orion Group to acquire networks serving approximately 1.2 million cable television subscribers for T€ 585. The closing is anticipated to occur in the first quarter of 2008 after FCO clearance. On the same date, KDG announced that it will tender its PrimaCom shares into the Orion offer.

On October 30, 2007 KDG announced the signing of a T€ 650 Senior Term Loan Facility which ranks pari-passu with the Company’s existing T€ 1,150 Senior Term Loan. The Senior Add-on Facility will provide funding for the previously announced acquisition and, together with direct funding from KDG and proceeds from asset sales, will fund the potential acquisition of a further 0.4 million subscribers.

The Facility will be unfunded for a period of time until the Acquisitions are completed and any undrawn commitment under the facility can be cancelled at any time if the Acquisition is not being completed as planned. The Facility will have the same financial covenants as the existing Senior Term Loan.

Unterföhring, November 29, 2007

Kabel Deutschland GmbH

Dr. Adrian von Hammerstein	Paul Thomason

Chief Executive Officer	Chief Financial Officer

Dr. Manuel Cubero del Castillo-Olivares	Herbert R. Hribar

Managing Director, Cable Access and Content	Chief Operating Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland GmbH
(Registrant)
/s/ PAUL THOMASON

Date	November 29, 2007	By
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland Vertrieb und Services GmbH & Co KG
(Registrant)
/s/ PAUL THOMASON

Date:	November 29, 2007	By
Paul Thomason, Managing Director